9129

05011578

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Pharmaceutical Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

FILE NO. 82- 4135

FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 10/3/05

82-4135

AR/S
12-31-04

ANNUAL REPORT 2004

中國製藥集團有限公司
China Pharmaceutical
Group Limited

CONTENTS

DIRECTORS

Executive:
CAI Dong Chen *(Chairman)*
DING Er Gang
FENG Zhen Ying
JI Jian Ming
WEI Fu Min
YAO Shi An
YUE Jin

Non-executive:
LEE Ka Sze, Carmelo

Independent Non-executive:
CHAN Siu Keung, Leonard
GUO Shi Chang
HUO Zhen Xing
QI Mou Jia

SOLICITORS

Woo, Kwan, Lee & Lo
27th Floor, Jardine House
1 Connaught Place
Hong Kong

AUDITORS

Deloitte Touche Tohmatsu
Certified Public Accountants
26th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

AUTHORISED REPRESENTATIVES

DING Er Gang
WEI Fu Min

COMPANY SECRETARY

LEE Ka Sze, Carmelo

REGISTERED OFFICE

Room 3805
38th Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong

SHARE REGISTRAR AND TRANSFER OFFICE

Secretaries Limited
G/F., Bank of East Asia
Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

PRINCIPAL BANKERS

China Construction Bank, Shijiazhuang Branch
China Minsheng Banking Corporation Limited, Shijiazhuang Branch
CITIC Ka Wah Bank Limited
The Hong Kong and Shanghai Banking Corporation Limited
The Industrial and Commercial Bank of China, Shijiazhuang Branch

STOCK EXCHANGE

The Stock Exchange of Hong Kong Limited

STOCK CODE

1093

CORPORATE STRUCTURE


China Pharmaceutical Group Limited
100%
Tin Lon Investment Limited
Shijiazhuang Pharma Group Zhongrun Pharmaceutical (Neimenggu) Co., Ltd.
Shijiazhuang Pharma Group Zhonghe Pharmaceutical (Neimenggu) Co., Ltd.
Neimenggu Zhongxingyuan Sewage Treatment Co., Ltd.
Shijiazhuang Pharma Group Hebei Zhongrun Chemical Co., Ltd.
Weisheng Pharmaceutical (Shijiazhuang) Co., Ltd.
Vitam Pharmaceutical (Shijiazhuang) Co., Ltd.
Shijiazhuang Pharma Group Zhongnuo Pharmaceutical (Shijiazhuang) Co., Ltd.
Golden Wing Limited
Unity Pacific Limited
Weitai Pharmaceutical (Shijiazhuang) Co., Ltd.
Netcom Resources Limited
NBP Pharmaceutical Co., Ltd.
Zhongqi Pharmaceutical Technology (Shijiazhuang) Co., Ltd.
Zhongqi Pharmaceutical Technology (S) PTE. Ltd.
79.04%
20.17%
50%
Shijiazhuang Pharma Group Hebei Zhongrun Pharmaceutical Co., Ltd.
Hebei Huarong Pharmaceutical Co., Ltd.
85%
Hebei Zhongrun Huanbao Co., Ltd.
90%
M2b.com.hk Limited
80%
China Nutraceuticals Limited

On behalf of the Board of Directors, I am pleased to present the annual report of the Company for the year ended December 31, 2004.

RESULTS AND FINAL DIVIDEND

In 2004, the Group's turnover and net profit amounted to HK$2,450.6 million and HK$245.0 million, representing decreases of 1% and 51% over 2003 respectively.

The Board of Directors does not recommend the payment of a final dividend for the year ended December 31, 2004 (2003: HK7 cents per share).

BUSINESS REVIEW AND OUTLOOK

Vitamin C Series

The output of vitamin C for the year amounted to 18,434 tonnes, an increase of 30% over last year. Following the completion of the capacity expansion of some PRC manufacturers, prices of vitamin C declined from the exceptionally high level in 2003. The average price of vitamin C for the year was US$4.3 per kg, a decrease of 27% as compared with US$5.9 kg in 2003. The gross profit margin of the entire series decreased from 60.2% in 2003 to 41.8% in current year.

With the completion of the Group's new production line in June 2004, our total production capacity has reached 30,000 tonnes per annum. Following the expansion of capacity, we are now devoting all our efforts to expand our domestic and overseas market shares and produce more downstream products.

Penicillin Series

The output of penicillin for the year amounted to 4,889 tonnes, a decrease of 7% over last year. Owing to the intensive market competition, prices remained low. The average prices of penicillin industrial salt and amoxicillin for the year were US$9.05 and US$20.76 per kg respectively. The gross profit margin of the entire series decreased from 32.6% in 2003 to 15.9% in current year. However, following the reduction in production volume and closure of production lines of some PRC manufacturers, product prices have rebounded slightly in the fourth quarter of 2004.

The Company's new production lines in Inner Mongolia are close to completion and are expected to put into full production in the second quarter of 2005. With the competitive edge in low production cost, we will be in a stronger position to expand our market share and improve the profit margin.

Cephalosporin Series

The output of 7-ACA for the year reached 819 tonnes, an increase of 26% over last year. The 7-ACA market was relatively stable in 2004 and the average price was US$85.13 per kg, slightly higher than last year's. Affected by the rise in production cost, the gross profit margin of the entire series decreased from 22.6% in 2003 to current year's 17.8%.

In 2005, we will strive to improve the production efficiency of 7-ACA in order to increase the production volume and reduce the cost.

Finished Drugs

Owing to the intensive market competition and the tightened government control over the use of antibiotics, various finished drug products witnessed a decrease in prices, thereby bringing down the gross profit margin of this line of business from 29.3% in 2003 to 23.0% in current year. Notwithstanding the unfavourable market conditions, the Group managed to expand our market share and the turnover increased 21% to HK$947.8 million in current year.

With the capacity expansion of the bulk drugs and the increase in downstream products, the Group will strive to increase our market share in the finished drug market and increase the profit contribution.

FINANCIAL REVIEW

Liquidity and Financial Position

The Group's operating activities generated a net cash inflow of HK$501.8 million for 2004. As a result of the capacity expansion of all our major products, capital expenditure for the year reached HK$1,453.7 million, which was financed by the operating cash flow, bank loans and cash on hand of the Group. At December 31, 2004, the Group's current ratio was 0.95 to 1. Subsequent to December 31, 2004, the Group has obtained long-term bank loans of HK$140 million in order to restore the current ratio to a more healthy level. Debtor turnover period (ratio of the total of trade receivables and bills receivable balance to sales, inclusive of value added tax for sales in PRC) was 59 days. Inventory turnover period (ratio of inventories balance to cost of goods sold) was 91 days.

At December 31, 2004, the Group had total borrowings of HK$1,122.0 million (comprising bank loans of HK$1,067.2 million and loans from ultimate holding company of HK$54.8 million). The maturity profile of the total borrowings spreads over a period of four years with HK$249.8 million repayable within one year and HK$872.2 million between one to four years. Net gearing ratio was 27%, which was calculated on the basis of the Group's total borrowings net of bank balances and cash of HK$518.0 million over equity at the balance sheet date.

60% of the Group's borrowings is denominated in Hong Kong dollars and the remaining 40% in Renminbi. The Group's revenues are either in Renminbi or in US dollars. Our exposure to foreign exchange rate fluctuations is limited as the exchange rates between these currencies are relatively stable.

Capital Commitment and Pledge of Assets

At December 31, 2004, the Group had capital commitment of HK$339.8 million in respect of capital expenditure for the acquisition of property, plant and equipment.

At December 31, 2004, the Group had pledged all the equity interests of a wholly-owned subsidiary and bank deposits of HK$16.7 million for securing certain banking facilities granted to the Group.

EMPLOYEES

At the balance sheet date, the Group has about 9,815 employees, the majority of them are employed in the PRC. The Group continues to offer competitive remuneration packages, discretionary share options and bonuses to staff based on the performance of the Group and the individual employee.

ACKNOWLEDGEMENT

On behalf of the Board of Directors, I would like to take this opportunity to express our sincere thanks to our shareholders for their support and to our staff for their commitment and diligence during the year.

By order of the Board
CAI DONG CHEN
Chairman

Hong Kong, April 11, 2005

DIRECTORS' REPORT

The directors present their annual report and the audited financial statements for the year ended December 31, 2004.

PRINCIPAL ACTIVITIES

The Company is an investment holding company. Details of the activities of its subsidiaries and a jointly controlled entity are set out in notes 35 and 16 to the financial statements, respectively.

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate sales and purchases attributable to the Group's five largest customers and suppliers were less than 30% of the Group's total sales and purchases for the year, respectively.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended December 31, 2004 are set out in the consolidated income statement on page 16 of the annual report and the accompanying notes to the financial statements.

The directors do not recommend the payment of a dividend and propose the net profit for the year be retained.

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group continued to expand and upgrade its production facilities for bulk drug products and finished drug products. Details of these and other movements in the property, plant and equipment of the Group during the year are set out in note 11 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of movements in the issued share capital and share options of the Company are set out in notes 25 and 26 to the financial statements, respectively.

DIRECTORS AND DIRECTORS' SERVICE CONTRACTS

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Cai Dong Chen, Chairman	
Ding Er Gang	
Feng Zhen Ying	
Wei Fu Min	
Yue Jin	
Ji Jian Ming	(appointed on February 28, 2005)
Yao Shi An	(appointed on February 28, 2005)
Qu Ji Guang	(resigned on September 17, 2004)

DIRECTORS AND DIRECTORS' SERVICE CONTRACTS – continued

Non-executive director:

Lee Ka Sze, Carmelo	(re-designated on September 24, 2004)

Independent non-executive directors:

Huo Zhen Xing	
Qi Mou Jia	
Guo Shi Chang	(appointed on February 5, 2004)
Chan Siu Keung, Leonard	(appointed on September 24, 2004)

In accordance with Article 92 of the Company's Article of Association, the new directors, Messrs. Ji Jian Ming, Yao Shi An and Chan Siu Keung, Leonard retire at the forthcoming annual general meeting and being eligible, offer themselves for re-election.

In accordance with Article 101 of the Company's Articles of Association, Messrs. Cai Dong Chen, Ding Er Gang, Wei Fu Min and Qi Mou Jia retire at the forthcoming annual general meeting by rotation and, being eligible, offer themselves for re-election.

None of the directors being proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries, which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

CAI Dong Chen

Mr. CAI, aged 51, is the Chairman of the Company and was appointed as an executive director of the Company in 1998. He is also the Chairman of Shijiazhuang Pharmaceutical Group Company Limited (''SPG''), the Company's ultimate holding company. Mr. Cai graduated from Hebei Pharmaceutical Finance College in the People's Republic of China (the ''PRC'') and joined SPG in 1972. Mr. Cai has over thirty years of technical and management experience in the pharmaceutical industry.

DING Er Gang

Mr. Ding, aged 44, was appointed as an executive director of the Company in 1997. He graduated from Hebei College of Economics in the PRC and has over fifteen years of management experience in the pharmaceutical industry.

FENG Zhen Ying

Mr. Feng, aged 49, was appointed as an executive director of the Company in 2003. He graduated from Hebei Chemical College in the PRC and has over twenty years of technical and management experience in the pharmaceutical industry.

WEI Fu Min

Mr. Wei, aged 58, was appointed as an executive director of the Company in 1994. He graduated from Tianjin Industrial College in the PRC and has over thirty years of technical and management experience in the pharmaceutical industry.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT – continued

YUE Jin

Mr. Yue, aged 41, was appointed as an executive director of the Company in 2001. He graduated from Hebei University in the PRC and has over fifteen years of technical and management experience in the pharmaceutical industry.

YAO Shi An

Mr. Yao, aged 55, was appointed as an executive director of the Company in 2005. He graduated from Beijing Technology and Business University in the PRC and has over thirty years of technical and management experience in the pharmaceutical industry.

JI Jian Ming

Mr. Ji, aged 42, was appointed as an executive director of the Company in 2005. He graduated from Hebei University in the PRC and has more than twenty years of technical and management experience in the pharmaceutical industry.

LEE Ka Sze, Carmelo

Mr. Lee, aged 44, was appointed as an independent non-executive director of the Company in 1996 and re-designated as a non-executive director in 2004. He is a solicitor by profession and is a partner of a law firm in Hong Kong.

HUO Zhen Xing

Mr. Huo, aged 69, was appointed as an independent non-executive director of the Company in 1994. He was the former head of Industrial and Commercial Bank of China, Hebei Province branch and Shijiazhuang sub-branch.

QI Mou Jia

Mr. Qi, aged 72, was appointed as an independent non-executive director of the Company in 1996. He was the former director of State Drug Administration of China (''SDA'', now known as State Food and Drug Administration of China). He was the deputy chairman and chairman of SDA in 1978 and 1982-1994 respectively.

GUO Shi Chang

Mr. Guo, aged 63, was appointed as an independent non-executive director of the Company in 2004. He was the Vice Governor of Hebei Provincial People's Government, the PRC from 1993 to 2002.

CHAN Siu Keung, Leonard

Mr. Chan, aged 47, was appointed as an independent non-executive director of the Company in 2004. He is a qualified accountant and a member of the Institute of Chartered Accountants of Ontario. He holds a Master of Business Administration degree from York University, Ontario, Canada and has extensive experience in finance and investment.

DIRECTORS' INTERESTS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at December 31, 2004, the interests of the directors and their associates in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (''SFO'')), as recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the ''Stock Exchange'') pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (''Model code'') contained in the Rules Governing the Listing of Securities on the Stock Exchange (the ''Listing Rules''), were as follows:

Name of director	Capacity	Number of issued ordinary shares held	Percentage of the issued share capital of the Company
Mr. Cai Dong Chen	Beneficial owner	2,000,000	0.13%

Other than as disclosed above, as at December 31, 2004, none of the directors nor their associates had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), as recorded in the register required to be kept under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

Other than the share option schemes of the Company as disclosed in note 26 to the financial statements, at no time during the year was the Company or any of its holding companies, fellow subsidiaries or subsidiaries a party to any arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

Woo, Kwan, Lee & Lo, a firm of solicitors of which Mr. Lee Ka Sze, Carmelo is a partner, rendered professional services to the Group for which it received normal remuneration.

Other than as disclosed above, no contracts of significance to which the Company or any of its holding companies, fellow subsidiaries or subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

SUBSTANTIAL SHAREHOLDER

As at December 31, 2004, the register of substantial shareholders maintained by the Company pursuant to Section 336 of the SFO shows that the following shareholders had notified the Company of relevant interests in the share capital of the Company.

SUBSTANTIAL SHAREHOLDER – continued

Name of substantial shareholder	Capacity	Number of ordinary shares of the Company held	Percentage of issued share capital
SPG	Beneficial owner and controlled corporation	783,316,161 *(Note)*	50.93%
Templeton Investment Counsel, LLC	Investment Manager	77,078,246	5.01%

Note: In respect of the 783,316,161 shares, 748,436,399 shares are held by SPG, 25,000,000 shares are held by Mr. Ding Er Gang, an executive director of the Company, as trustee for SPG and 9,879,762 shares are held by China Charmaine Pharmaceutical Company Limited, a wholly-owned subsidiary of SPG.

Other than as disclosed above, the Company has not been notified of any other relevant interests or short positions in the shares and underlying shares of the Company as at December 31, 2004 or any other interests representing 5% or more of the issued share capital of the Company as at December 31, 2004.

CONNECTED TRANSACTIONS

Details of the discloseable connected transactions during the year are set out in note 34 (I) to the financial statements. In the opinion of the independent non-executive directors, those transactions were entered into by the Group:

(i) in the ordinary and usual course of the Group's business;

(ii) on normal commercial terms or on terms that are fair and reasonable so far as the shareholders of the Company are concerned;

(iii) in accordance with the terms of the agreements governing such transactions or on terms no less favourable than terms available to or from independent third parties; and

(iv) within the relevant cap amounts as agreed by the Stock Exchange.

In addition, the Group entered into following connected transactions during the year:

(a) On December 31, 2004, Shijiazhuang Pharma Group Zhonghe Pharmaceutical (Neimenggu) Co., Limited (''Neimenggu Zhonghe''), a wholly-owned subsidiary of the Company, entered into a purchase agreement with Hebei Hong Yuan Chemical Co., Limited (''Hong Yuan''), a 75% subsidiary of SPG, whereby Neimenggu Zhonghe shall purchase chemical products as raw materials for the production of amoxicillin from Hong Yuan for the period from January 1, 2005 to December 31, 2007.

(b) On December 31, 2004, Shijiazhuang Pharma Group Zhongrun Pharmaceutical (Neimenggu) Co., Limited (''Neimenggu Zhongrun''), a wholly-owned subsidiary of the Company, entered into a purchase agreement with Shijiazhuang Pharma Group Neimenggu Zhongkang Sugar Co., Limited (''Zhongkang Sugar''), a 45% associate of SPG, whereby Neimenggu Zhongrun shall purchase liquid glucose and corn syrup as raw materials for the production of penicillin products from Zhongkang Sugar for the period from January 1, 2005 to December 31, 2007.

CONNECTED TRANSACTIONS – continued

(c) On December 31, 2004, Shijiazhuang Pharma Group Hebei Zhongrun Pharmaceutical Co., Limited (''Hebei Zhongrun''), Weisheng Pharmaceutical (Shijiazhuang) Co., Ltd. (''Weisheng'') and Shijiazhuang Pharma Group Hebei Zhongnuo Pharmaceutical Co., Limited (''Hebei Zhongnuo''), all being subsidiaries of the Company, entered into separate agency agreements with Shijiazhuang Pharma Group Import and Export Trading Co., Ltd. (''SPG Import and Export Co.''), a wholly owned subsidiary of SPG, respectively, whereby Hebei Zhongrun, Weisheng and Hebei Zhongnuo will appoint SPG Import and Export Co. to act as its agent in securing overseas sales orders for the Group. The commission to be paid by each of Hebei Zhongrun, Weisheng and Hebei Zhongnuo to SPG Import and Export Co. is up to 4% of the sales amount. The term of each of the agency agreement is three years from January 1, 2005 to December 31, 2007.

The above connected transactions and their proposed annual caps were subsequently approved by an ordinary resolution in an extraordinary general meeting of the Company held on February 21, 2005. These transactions have commenced in 2005 and details of which were disclosed in a press announcement dated December 31, 2004 and a circular dated January 24, 2005.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

DISCLOSURE UNDER RULE 13.18 OF THE LISTING RULES

Pursuant to three bank loan agreements, it will be an event of default under each of these loan agreements if SPG owns less than 40% of the issued share capital of the Company. The outstanding principal of these bank loans at December 31, 2004 was HK$675,020,000 and the last instalment repayment is due in December 2008.

Save as disclosed above, there are no other events which are required to be disclosed by the Company under rule 13.18 of the Listing Rules.

CORPORATE GOVERNANCE

In the opinion of the directors, the Company has complied throughout the year ended December 31, 2004 with the Code of Best Practice as set out in Appendix 14 of the Listing Rules. The Company has an audit committee consisting of one non-executive director and two independent non-executive directors of the Company. The committee meets regularly with the external auditors and management to review the interim and yearly financial statements of the Group.

Each of the non-executive director and independent non-executive directors of the Company has entered into a service contract with the Company on December 31, 2004 for a term of two years.

The Company has adopted the Model Code set out in Appendix 10 to the Listing Rules as the code of conduct regarding securities transactions by the directors. Having made specific enquiry of all directors, the Company confirmed that all directors have complied with the required standard set out in the Model Code.

PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the directors, as at the date of this report, there is sufficient public float of not less than 25% of the Company's issued shares as required under the Listing Rules.

AUDITORS

A resolution will be submitted to the annual general meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board
Cai Dong Chen
Chairman

Hong Kong, April 11, 2005

Deloitte.
德勤

TO THE SHAREHOLDERS OF CHINA PHARMACEUTICAL GROUP LIMITED 中國製藥集團有限公司
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 16 to 54 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at December 31, 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, April 11, 2005

CONSOLIDATED INCOME STATEMENT

For the year ended December 31, 2004

	NOTES	**2004**	2003
		HK$'000	*HK$'000*
Turnover	4	**2,450,649**	2,478,426
Cost of sales		**(1,819,804)**	(1,553,466)
Gross profit		**630,845**	924,960
Other operating income		**14,677**	9,522
Distribution costs		**(131,453)**	(94,529)
Administrative expenses		**(230,004)**	(200,193)
Other operating expenses		**(10,948)**	(21,471)
Profit from operations	5	**273,117**	618,289
Finance costs	6	**(27,959)**	(25,361)
Share of profit of a jointly controlled entity		**4,008**	7,610
Profit before taxation		**249,166**	600,538
Income tax expenses	8	**(3,774)**	(94,978)
Profit before minority interests		**245,392**	505,560
Minority interests		**(381)**	(1,391)
Net profit for the year		**245,011**	504,169
Dividends	9	**–**	215,338
Earnings per share	10		
Basic		**HK15.93 cents**	HK33.27 cents
Diluted		**N/A**	HK32.83 cents

CONSOLIDATED BALANCE SHEET

At December 31, 2004

	NOTES	2004 HK$'000	2003 HK$'000
Non-current assets			
Property, plant and equipment	11	**3,012,604**	1,739,164
Intangible assets	14	**69,950**	60,431
Goodwill	15	**55,764**	58,947
Interest in a jointly controlled entity	16	**24,654**	21,235
Loan receivable	17	**655**	1,450
Pledged bank deposits	20	**9,416**	48,494
Deposits paid for acquisition of property, plant and equipment		**47,305**	91,570
		3,220,348	2,021,291
Current assets			
Inventories	18	**452,855**	291,854
Trade and other receivables	19	**413,629**	438,572
Bills receivable		**90,331**	91,477
Loan receivable	17	**795**	795
Trade receivables due from related companies	34	**3,854**	2,529
Amount due from a jointly controlled entity	34	**16,806**	12,129
Pledged bank deposits	20	**7,282**	29,938
Bank balances and cash		**501,346**	473,199
		1,486,898	1,340,493
Current liabilities			
Trade and other payables	21	**861,340**	481,091
Bills payable		**388,040**	299,345
Amounts due to related companies	34	**58,423**	26,111
Trade payable due to a jointly controlled entity	34	**4,414**	160
Taxation payable		**3,892**	17,169
Bank loans – due within one year	22	**249,813**	161,299
		1,565,922	985,175
Net current (liabilities) assets		**(79,024)**	355,318
Total assets less current liabilities		**3,141,324**	2,376,609
Minority interests		**10,058**	8,272
Non-current liabilities			
Loans from ultimate holding company	23	**54,818**	101,590
Bank loans – due after one year	22	**817,409**	145,050
		872,227	246,640
		2,259,039	2,121,697

	NOTES	2004	2003
		HK$'000	HK$'000
Capital and reserves			
Share capital	25	**153,812**	153,812
Reserves		**2,105,227**	1,967,885
		2,259,039	2,121,697

The financial statements on pages 16 to 54 were approved and authorised for issue by the Board of Directors on April 11, 2005 and are signed on its behalf by:

Cai Dong Chen
Director

Ding Er Gang
Director

BALANCE SHEET

At December 31, 2004

	NOTES	2004 HK$'000	2003 HK$'000
Non-current assets			
Property, plant and equipment	11	**1,708**	2,323
Investments in subsidiaries	12	**1,161,737**	895,244
Amounts due from subsidiaries	13	**925,128**	780,607
		2,088,573	1,678,174
Current assets			
Other receivables		**5,629**	5,374
Bank balances and cash		**99,803**	30,864
		105,432	36,238
Current liabilities			
Other payables		**11,700**	8,510
Amount due to ultimate holding company	34	**54,141**	26,111
Amount due to a subsidiary	24	**8,323**	–
Bank loans – due within one year	22	**185,020**	49,980
		259,184	84,601
Net current liabilities		**(153,752)**	(48,363)
Total assets less current liabilities		**1,934,821**	1,629,811
Non-current liability			
Bank loans – due after one year	22	**490,000**	145,050
		1,444,821	1,484,761
Capital and reserves			
Share capital	25	**153,812**	153,812
Reserves	27	**1,291,009**	1,330,949
		1,444,821	1,484,761

Cai Dong Chen
Director

Ding Er Gang
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended December 31, 2004

	Share capital *HK$'000* *(Note 25)*	Share premium *HK$'000*	Goodwill reserve *HK$'000*	Translation reserve *HK$'000*	Non-distributable reserves *HK$'000*	Accumulated profits *HK$'000*	Total *HK$'000*
THE GROUP							
At January 1, 2003	150,221	1,098,125	(167,254)	2,692	137,675	571,678	1,793,137
Exercise of share options	3,591	18,622	–	–	–	–	22,213
Share issue expenses	–	(20)	–	–	–	–	(20)
Share of non-distributable reserves of a jointly controlled entity	–	–	–	–	2,988	(2,988)	–
Transfers, net of minority interests' share	–	–	–	–	53,447	(53,447)	–
Net profit for the year	–	–	–	–	–	504,169	504,169
Dividends paid	–	–	–	–	–	(197,802)	(197,802)
At December 31, 2003	153,812	1,116,727	(167,254)	2,692	194,110	821,610	2,121,697
Share of non-distributable reserves of a jointly controlled entity	–	–	–	–	865	(865)	–
Transfers, net of minority interests' share	–	–	–	–	81,359	(81,359)	–
Net profit for the year	–	–	–	–	–	245,011	245,011
Dividends paid	–	–	–	–	–	(107,669)	(107,669)
At December 31, 2004	153,812	1,116,727	(167,254)	2,692	276,334	876,728	2,259,039
Attributed to:							
– The Company and subsidiaries	153,812	1,116,727	(160,130)	2,585	268,976	855,485	2,237,455
– Jointly controlled entity	–	–	(7,124)	107	7,358	21,243	21,584
	153,812	1,116,727	(167,254)	2,692	276,334	876,728	2,259,039

Note: The non-distributable reserves represent statutory reserves appropriated from the profit after taxation of the Company's subsidiaries in the People's Republic of China (the "PRC") and jointly controlled entity under the PRC laws and regulations.

Consolidated Cash Flow Statement

For the year ended December 31, 2004

	NOTE	**2004** *HK$'000*	2003 *HK$'000*
OPERATING ACTIVITIES			
Profit from operations		**273,117**	618,289
Adjustments for:			
Interest income		**(2,454)**	(1,589)
Depreciation and amortisation		**168,236**	129,024
Amortisation of intangible assets		**12,405**	13,770
Impairment of intangible assets		**–**	10,878
Amortisation of goodwill		**3,183**	3,168
Loss on disposal of property, plant and equipment		**5,553**	9,030
Operating cash flows before movements in working capital		**460,040**	782,570
Increase in inventories		**(161,001)**	(10,739)
Decrease (increase) in trade and other receivables		**24,943**	(10,989)
Decrease in bills receivable		**1,146**	29,235
(Increase) decrease in trade receivables due from related companies		**(1,325)**	88,517
Increase in amount due from a jointly controlled entity		**(4,677)**	(2,644)
Increase in trade and other payables		**103,313**	11,608
Increase in bills payable		**88,695**	257,717
Increase in amounts due to related companies		**32,312**	26,111
Increase in trade payable due to a jointly controlled entity		**4,254**	–
Cash generated from operations		**547,700**	1,171,386
Interest received		**2,454**	1,589
Interest paid		**(31,298)**	(25,361)
The PRC income tax paid, net of tax refunds		**(16,462)**	(92,842)
Dividends paid to minority shareholders		**(561)**	(2,928)
NET CASH FROM OPERATING ACTIVITIES		**501,833**	1,051,844
INVESTING ACTIVITIES			
Purchase of property, plant and equipment		**(1,081,867)**	(323,602)
Deposits paid for acquisition of property, plant and equipment		**(47,305)**	(91,570)
Decrease (increase) in pledged bank deposits		**61,734**	(78,432)
Acquisition of a subsidiary (net of cash and cash equivalents acquired)	28	**–**	(17,211)
Purchase of technical know-how		**(9,760)**	(1,122)
Purchase of utility rights		**(12,164)**	(467)
Repayment of loan receivable		**795**	795
Capital contributed by minority shareholders of a subsidiary		**1,966**	–
Proceeds from disposal of property, plant and equipment		**6,483**	4,083
NET CASH USED IN INVESTING ACTIVITIES		**(1,080,118)**	(507,526)

For the year ended December 31, 2004

	2004 *HK$'000*	2003 *HK$'000*
FINANCING ACTIVITIES		
Bank loans raised	**959,620**	301,479
Repayment of bank loans	**(198,747)**	(622,853)
Dividends paid	**(107,669)**	(197,802)
(Repayment to) loan from ultimate holding company	**(46,772)**	101,590
Proceeds from issue of shares for cash, net of expenses	**–**	22,193
NET CASH GENERATED FROM (USED IN) FINANCING ACTIVITIES	**606,432**	(395,393)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**28,147**	148,925
CASH AND CASH EQUIVALENTS BROUGHT FORWARD	**473,199**	324,274
CASH AND CASH EQUIVALENTS CARRIED FORWARD, represented by bank balances and cash	**501,346**	473,199

1. GENERAL AND BASIS OF PREPARATION OF FINANCIAL STATEMENTS

The Company is a listed public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the ''Stock Exchange'').

The Company's ultimate holding company is Shijiazhuang Pharmaceutical Group Company Limited (''SPG''), a state-owned enterprise established under the laws of The People's Republic of China (the ''PRC''). SPG, together with the companies under its control, other than members of the Group, will hereinafter be referred to as the ''SPG Group''.

The Company's subsidiaries are principally engaged in the manufacture and sale of pharmaceutical products.

Although the Group had net current liabilities of HK$79,024,000 as at December 31, 2004, the directors are satisfied and believe that with the existing resources and bank facilities available to the Group as disclosed in note 36, the Group has sufficient working capital to meet in full its financial obligations as they fall due in the foreseeable future. Accordingly, the financial statements have been prepared on a going concern basis.

2. POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS

In 2004, the Hong Kong Institute of Certified Public Accountants (''HKICPA'') issued a number of new or revised Hong Kong Accounting Standards and Hong Kong Financial Reporting Standards (hereinafter collectively referred to as ''new HKFRSs'') which are effective for accounting periods beginning on or after January 1, 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended December 31, 2004.

Management is assessing, but has not yet determined, the potential impact of these new HKFRSs will have on its financial position and results of operations. These new HKFRSs may result in changes in the future as to how the results and financial position are presented.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to December 31 each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition.

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Goodwill – continued

Goodwill arising on acquisitions prior to January 1, 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions on or after January 1, 2001 is capitalised and amortised on a straight-line basis over its estimated useful economic life. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Service income is recognised when services are rendered.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment losses.

Jointly controlled entity

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as a jointly controlled entity.

The Group's interests in a jointly controlled entity are included in the consolidated balance sheet at the Group's share of the net assets of the relevant jointly controlled entity less any identified impairment loss. The Group's share of post-acquisition results of the jointly controlled entity is included in the consolidated income statement.

Property, plant and equipment

Construction in progress is stated at cost which includes all construction costs and other direct costs, including borrowing costs capitalised attributable to such projects. Construction in progress is not depreciated until completion of construction. Costs on completed construction works are transferred to the relevant category of property, plant and equipment.

Property, plant and equipment other than construction in progress are stated at cost less accumulated depreciation and amortisation and accumulated impairment losses.

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Property, plant and equipment – continued

Depreciation and amortisation are provided to write off the cost of items of property, plant and equipment other than construction in progress over their estimated useful lives, and after taking into account their estimated residual value, using the straight-line method, at the following rates per annum:

Buildings in the PRC	3.3% – 5%
Plant and machinery	5% – 10%
Furniture, fixtures and office equipment	20%
Motor vehicles	20%

The cost of land use rights is amortised on a straight-line basis over the period of the rights.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Intangible assets

The cost of technical know-how is measured initially at cost and amortised on a straight-line basis over its estimated useful life.

The cost of rights to use utilities is measured initially at cost and amortised on a straight-line basis over their estimated useful lives.

Research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight-line basis over its estimated useful life.

Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it incurred.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

3. **SIGNIFICANT ACCOUNTING POLICIES – continued**

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

Foreign currencies

Transactions in foreign currencies are initially recorded at the rates of exchange prevailing on the dates of the transactions or at the contracted settlement rate. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in net profit or loss for the year.

On consolidation, the assets and liabilities of the Group's PRC subsidiaries and jointly controlled entity are translated at exchange rates prevailing on the balance sheet date. Income and expenses items are translated at the average exchange rates for the year as quoted by the People's Bank of China, the PRC. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

Retirement benefits scheme contributions

Payments to Mandatory Provident Fund Scheme and state-managed retirement benefit scheme are charged as an expense as they fall due.

Operating leases

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the period of the relevant leases.

4. TURNOVER AND SEGMENT INFORMATION

Turnover represents the net amounts received and receivable for goods sold by the Group to outside customers, and is stated net of value-added tax and sales returns during the year.

In accordance with the Group's internal financial reporting, the Group has determined business segments are its primary reporting format and geographical segments are its secondary reporting format.

Business segments

The Group reports its primary segment information by products which are bulk drugs, including vitamin C series, penicillin series and cephalosporin series, finished drugs and others. Segment information about these products is presented below:

4. TURNOVER AND SEGMENT INFORMATION – continued

Business segments – continued

2004

	Bulk Drugs						
	Vitamin C series *HK$'000*	Penicillin series *HK$'000*	Cephalosporin series *HK$'000*	Finished Drugs *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
TURNOVER							
External sales	626,124	360,782	504,670	947,785	11,288	–	2,450,649
Inter-segment sales	–	184,779	90,872	–	–	(275,651)	–
TOTAL TURNOVER	626,124	545,561	595,542	947,785	11,288	(275,651)	2,450,649

Inter-segment sales are charged at prevailing market rates.

	Vitamin C series	Penicillin series	Cephalosporin series	Finished Drugs	Others	Eliminations	Consolidated
SEGMENT RESULT	189,694	5,307	34,625	67,965	(4,326)		293,265
Unallocated corporate expenses							(20,148)
Profit from operations							273,117
Finance costs							(27,959)
Share of profit of a jointly controlled entity					4,008		4,008
Profit before taxation							249,166
Income tax expenses							(3,774)
Profit before minority interests							245,392
Minority interests							(381)
Net profit for the year							245,011

4. TURNOVER AND SEGMENT INFORMATION – continued

Business segments – continued

The following is an analysis of the carrying amount of segment assets and segment liabilities, analysed by products:

2004

	Bulk Drugs					
	Vitamin C series *HK$'000*	Penicillin series *HK$'000*	Cephalosporin series *HK$'000*	Finished Drugs *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
ASSETS						
Segment assets	1,241,475	1,347,706	991,293	806,552	188,427	4,575,453
Interest in a jointly controlled entity					24,654	24,654
Unallocated corporate assets						107,139
Consolidated total assets						4,707,246
LIABILITIES						
Segment liabilities	280,761	249,335	238,228	511,793	24,970	1,305,087
Unallocated corporate liabilities						1,133,062
Consolidated total liabilities						2,438,149

	Bulk Drugs						
	Vitamin C series *HK$'000*	Penicillin series *HK$'000*	Cephalosporin series *HK$'000*	Finished Drugs *HK$'000*	Others *HK$'000*	Corporate *HK$'000*	Consolidated *HK$'000*
OTHER INFORMATION							
Capital expenditure	426,620	660,978	230,017	85,929	72,062	30	1,475,636
Depreciation and amortisation	42,377	48,617	67,811	22,804	1,570	645	183,824

4. TURNOVER AND SEGMENT INFORMATION – continued

Business segments – continued

2003

	Bulk Drugs						
	Vitamin C series *HK$'000*	**Penicillin series** *HK$'000*	**Cephalosporin series** *HK$'000*	**Finished Drugs** *HK$'000*	**Others** *HK$'000*	**Eliminations** *HK$'000*	**Consolidated** *HK$'000*
TURNOVER							
External sales	684,139	548,955	455,948	786,164	3,220	–	2,478,426
Inter-segment sales	–	193,327	84,835	–	–	(278,162)	–
TOTAL TURNOVER	684,139	742,282	540,783	786,164	3,220	(278,162)	2,478,426

Inter-segment sales are charged at prevailing market rates.

SEGMENT RESULT	349,271	118,011	47,987	124,033	(3,677)		635,625
Unallocated corporate expenses							(17,336)
Profit from operations							618,289
Finance costs							(25,361)
Share of profit of a jointly controlled entity					7,610		7,610
Profit before taxation							600,538
Income tax expenses							(94,978)
Profit before minority interests							505,560
Minority interests							(1,391)
Net profit for the year							504,169

4. TURNOVER AND SEGMENT INFORMATION – continued

Business segments – continued

The following is an analysis of the carrying amount of segment assets and segment liabilities, analysed by products:

2003

	Bulk Drugs					
	Vitamin C series	Penicillin series	Cephalosporin series	Finished Drugs	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
ASSETS						
Segment assets	771,996	610,855	801,229	525,243	71,898	2,781,221
Interest in a jointly controlled entity					21,235	21,235
Unallocated corporate assets						559,328
Consolidated total assets						3,361,784
LIABILITIES						
Segment liabilities	105,829	285,236	263,185	128,432	6,572	789,254
Unallocated corporate liabilities						442,561
Consolidated total liabilities						1,231,815

	Bulk Drugs						
	Vitamin C series	Penicillin series	Cephalosporin series	Finished Drugs	Others	Corporate	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
OTHER INFORMATION							
Capital expenditure	213,826	28,529	32,170	43,148	5,488	2,030	325,191
Depreciation and amortisation	27,295	43,087	53,955	20,345	859	421	145,962
Impairment of intangible assets	–	–	10,878	–	–	–	10,878

4. TURNOVER AND SEGMENT INFORMATION – continued

Geographical segments

The Group's operations are located in the PRC, the following table provides an analysis of the Group's sales by geographical market:

	Turnover	
	2004	2003
	HK$'000	*HK$'000*
The PRC	**1,793,805**	1,801,751
Asia other than the PRC	**268,898**	278,619
Europe	**188,396**	178,656
America	**171,874**	130,881
Others	**27,676**	88,519
	2,450,649	2,478,426

Analysis of carrying amounts of segment assets and capital expenditure is not presented as over 90% of amounts involved are located in the PRC.

5. PROFIT FROM OPERATIONS

	2004	2003
	HK$'000	*HK$'000*
Profit from operations has been arrived at after charging:		
Staff costs including directors' remuneration	**189,938**	170,555
Retirement benefit scheme contributions	**36,470**	27,317
Total staff costs	**226,408**	197,872
Amortisation (included in administrative expenses) of:		
– intangible assets	**12,405**	13,770
– goodwill	**3,183**	3,168
Depreciation and amortisation of property, plant and equipment	**168,236**	129,024
Total depreciation and amortisation	**183,824**	145,962
Auditors' remuneration	**1,480**	1,350
Loss on disposal of property, plant and equipment	**5,553**	9,030
Research and development expenses	**4,501**	1,870
Impairment of intangible assets (included in other operating expenses)	**–**	10,878
and after crediting:		
Bank interest income	**2,454**	1,589

6. FINANCE COSTS

	2004	2003
	HK$'000	*HK$'000*
Bank loan arrangement fee	**1,364**	333
Interest on:		
– bank loans wholly repayable within five years	**13,937**	17,853
– other loans from connected parties wholly repayable within five years *(note 34 (I))*	**3,283**	980
– bills receivable discounted without recourse	**12,714**	6,195
Total borrowing costs	**31,298**	25,361
Less: interest capitalised in construction in progress	**(3,339)**	–
	27,959	25,361

Borrowing costs capitalised during the year arose on the general borrowing pool and are calculated by applying a capitalisation rate of 2.6% to expenditure on qualifying assets.

7. DIRECTORS' EMOLUMENTS AND EMPLOYEES' EMOLUMENTS

	2004	2003
	HK$'000	*HK$'000*
DIRECTORS		
Directors' fees:		
Executive	**300**	380
Non-executive	**60**	–
Independent non-executive	**420**	360
	780	740
Other emoluments of executive directors:		
Salaries and other benefits	**6,897**	4,520
Performance related incentive payments *(note)*	**2,153**	2,755
Retirement benefits scheme contributions	**243**	24
	10,073	8,039

7. **DIRECTORS' EMOLUMENTS AND EMPLOYEES' EMOLUMENTS – continued**

The directors' emoluments were within the following bands:

	2004 Number of directors	2003 Number of directors
Nil to HK$1,000,000	**8**	7
HK$1,500,001 to HK$2,000,000	–	1
HK$2,000,001 to HK$2,500,000	**1**	1
HK$2,500,001 to HK$3,000,000	**1**	1
HK$3,000,001 to HK$3,500,000	**1**	–

Note: Performance related incentive payment is determined by management at discretion.

EMPLOYEES

Of the five highest paid individuals in the Group, four (2003: four) were directors of the Company whose emoluments are set out above. The emolument of the highest paid individual and the four highest paid directors is as follow:

	2004 *HK$'000*	2003 *HK$'000*
Fees	**180**	240
Salaries and other benefits	**7,175**	5,074
Performance related incentive payments	**2,020**	2,983
Retirement benefit scheme contributions	**262**	36
	9,637	8,333

	2004 No. of individuals	2003 No. of individuals
Emolument of the remaining highest paid individual was within the following band:		
Nil to HK$1,000,000	1	–
HK$1,000,001 to HK$1,500,000	–	1
	1	1

During the year, no emoluments were paid by the Group to the five (2003: five) highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office. None of the directors has waived any emoluments during the year.

8. INCOME TAX EXPENSES

	2004	2003
	HK$'000	*HK$'000*
The charge comprises:		
PRC Enterprise Income Tax		
– current year	**36,711**	102,862
– overprovision in prior years	**(11,393)**	(3,249)
– tax credits/refund	**(22,133)**	(5,697)
Taxation attributable to the Company and its subsidiaries	**3,185**	93,916
Share of taxation of a jointly controlled entity	**589**	1,062
	3,774	94,978

No Hong Kong Profits Tax is payable by the Company nor its Hong Kong subsidiaries since they had no assessable profit for the years.

Taxation arising in other jurisdictions is calculated at the prevailing rate in the relevant jurisdictions.

Pursuant to the relevant laws and regulations in the PRC, certain of the Group's PRC subsidiaries and its jointly controlled entity are entitled to exemption and relief from PRC income tax starting from their initial profit-making years.

In addition, pursuant to approvals granted by the relevant tax authorities, certain of the Group's subsidiaries were granted tax credits/refund which are mainly derived from the following activities:

A subsidiary of the Company was entitled to a tax refund on the basis that such subsidiary has, instead of making distributions to its foreign shareholders, re-invested certain distributable reserves as capital contribution to a subsidiary newly set up in the PRC.

Tax credits resulted from the purchase of plant and equipment manufactured in the PRC by certain subsidiaries of the Group. The tax credits are calculated with reference to 40% of the cost of the qualifying plant and equipment approved by the relevant tax authorities. Such credits can be used to offset against current and future tax charges of the subsidiaries, subject to certain conditions as specified in each approval from the relevant tax authorities.

The taxation charge for the year represents provision for income tax which has taken into account of the above-mentioned tax incentives.

8. INCOME TAX EXPENSES – continued

The tax charge for the year can be reconciled to the profit per the consolidated income statement as follows:

	2004 *HK$'000*	2003 *HK$'000*
Profit before taxation	**249,166**	600,538
Tax at the average income tax rate of 21.5% (2003: 22.1%)	**53,649**	132,855
Tax effect of income not taxable for tax purpose	**(394)**	(1,859)
Tax effect of expenses not deductible for tax purpose	**13,632**	11,930
Tax effect of tax losses not recognised	**23**	119
Effect of tax exemption and relief granted to PRC subsidiaries	**(29,117)**	(38,357)
Effect of tax exemption and relief granted to a jointly controlled entity	**(493)**	(764)
Tax credits/refund granted to PRC subsidiaries	**(22,133)**	(5,697)
Overprovision in respect of prior years	**(11,393)**	(3,249)
Tax charge for the year	**3,774**	94,978

Note: The average income tax for the years ended December 31, 2004 and 2003 represent the weighted average tax rate of the operations in different regions and industries in the PRC on the basis of the relative amounts of net profit before taxation and the relevant statutory rates.

There was no significant unprovided deferred taxation for the year or at the balance sheet date.

9. DIVIDENDS

	2004 *HK$'000*	2003 *HK$'000*
Interim dividend paid HK7.0 cents per share	–	107,669
Final dividend proposed HK7.0 cents per share	–	107,669
	–	215,338

No dividend was proposed by the directors for the year ended December 31, 2004.

10. EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended December 31, 2004 is based on the net profit for the year of HK$245,011,000 and the 1,538,124,661 shares in issue during the year.

No diluted earnings per share was presented for the year ended December 31, 2004 as there was no potential ordinary shares in issue during the year.

The calculation of basic and diluted earnings per share for the year ended December 31, 2003 was based on the following data:

	2003
Profit attributable to shareholders	HK$504,169,000
Weighted average number of ordinary shares for the purposes of basic earnings per share	1,515,192,387
Effect of dilutive potential ordinary shares in respect of share options	20,501,401
Weighted average number of ordinary shares for the purposes of diluted earnings per share	1,535,693,788

11. PROPERTY, PLANT AND EQUIPMENT

	Land use rights in the PRC *HK$'000*	Buildings in the PRC *HK$'000*	Plant and machinery *HK$'000*	Furniture, fixtures and office equipment *HK$'000*	Motor vehicles *HK$'000*	Construction in progress *HK$'000*	Total *HK$'000*
THE GROUP							
COST							
At January 1, 2004	113,036	350,889	1,414,128	4,311	11,233	359,820	2,253,417
Additions	4,765	6,937	63,326	6,476	3,199	1,369,009	1,453,712
Transfers	2,181	148,849	735,766	10	–	(886,806)	–
Disposals	–	(4,410)	(15,000)	(18)	(2,641)	–	(22,069)
At December 31, 2004	119,982	502,265	2,198,220	10,779	11,791	842,023	3,685,060
DEPRECIATION AND AMORTISATION							
At January 1, 2004	10,080	49,800	446,327	1,109	6,937	–	514,253
Provided for the year	5,615	19,587	139,766	1,396	1,872	–	168,236
Eliminated on disposals	–	(489)	(8,625)	(13)	(906)	–	(10,033)
At December 31, 2004	15,695	68,898	577,468	2,492	7,903	–	672,456
NET BOOK VALUE							
At December 31, 2004	104,287	433,367	1,620,752	8,287	3,888	842,023	3,012,604
At December 31, 2003	102,956	301,089	967,801	3,202	4,296	359,820	1,739,164

11. PROPERTY, PLANT AND EQUIPMENT – continued

At December 31, 2004, borrowing cost of HK$3,339,000 (2003: Nil) was capitalized and included in construction in progress.

At the balance sheet date, the Group's land use rights and buildings in the PRC are held under medium-term leases.

	Furniture, fixtures and office equipment	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*
THE COMPANY			
COST			
At January 1, 2004	2,192	1,005	3,197
Additions	30	–	30
At December 31, 2004	2,222	1,005	3,227
DEPRECIATION			
At January 1, 2004	221	653	874
Provided for the year	444	201	645
At December 31, 2004	665	854	1,519
NET BOOK VALUE			
At December 31, 2004	1,557	151	1,708
At December 31, 2003	1,971	352	2,323

12. INVESTMENTS IN SUBSIDIARIES

	2004	2003
	HK$'000	*HK$'000*
Unlisted investment, at cost	**1,161,737**	895,244

Particulars of the Company's subsidiaries as at December 31, 2004 are set out in note 35.

13. AMOUNTS DUE FROM SUBSIDIARIES

The amounts are unsecured, interest-free and have no fixed terms of repayment. In the opinion of the directors, the amounts will not be repayable within twelve months from the balance sheet date and are therefore shown in the balance sheet as non-current.

14. INTANGIBLE ASSETS

	Technical know-how *HK$'000*	Development costs *HK$'000*	Utility rights *HK$'000*	Total *HK$'000*
COST				
At January 1, 2004	55,299	20,906	56,659	132,864
Additions	9,760	–	12,164	21,924
At December 31, 2004	65,059	20,906	68,823	154,788
AMORTISATION AND IMPAIRMENT				
At January 1, 2004	41,026	8,007	23,400	72,433
Provided for the year	5,290	842	6,273	12,405
At December 31, 2004	46,316	8,849	29,673	84,838
NET BOOK VALUE				
At December 31, 2004	18,743	12,057	39,150	69,950
At December 31, 2003	14,273	12,899	33,259	60,431

The cost of technical know-how is amortised on a straight-line basis over its expected useful life of ten years.

Development costs are deferred and amortised, using the straight-line method, over a period of three to five years from date of commencement of commercial operation.

The cost of rights to use utilities is amortised on a straight-line basis over their estimated useful lives of ten years.

15. GOODWILL

	HK$'000
COST	
At January 1, 2004 and December 31, 2004	63,661
AMORTISATION	
At January 1, 2004	4,714
Provided for the year	3,183
At December 31, 2004	7,897
NET BOOK VALUE	
At December 31, 2004	55,764
At December 31, 2003	58,947

Goodwill is amortised on a straight-line basis over its estimated useful life of 20 years.

16. INTEREST IN A JOINTLY CONTROLLED ENTITY

	THE GROUP	
	2004	2003
	HK$'000	*HK$'000*
Share of net assets	**24,654**	21,235

At December 31, 2004, the Group held 50% of the registered capital of Hebei Huarong Pharmaceutical Co., Ltd. ("Huarong"), which is a sino-foreign equity joint venture company established in the PRC to manufacture and sell vitamin B12 products.

17. LOAN RECEIVABLE

The loan is unsecured, carries interest at 6.435% per annum and is repayable as follows:

	THE GROUP	
	2004	2003
	HK$'000	*HK$'000*
Within one year	**795**	795
Between one to two years	**655**	795
Between two to five years	–	655
	1,450	2,245
Less: Amount receivable within one year shown under current assets	**(795)**	(795)
Amount receivable after one year	**655**	1,450

18. INVENTORIES

	THE GROUP	
	2004	2003
	HK$'000	*HK$'000*
Raw materials	**84,049**	62,226
Work in progress	**175,030**	84,051
Finished goods	**193,776**	145,577
	452,855	291,854

At the balance sheet date, all inventories are carried at cost.

19. TRADE AND OTHER RECEIVABLES

The Group has a policy of allowing a credit period from 30 days to 90 days to its trade customers. The following is an aged analysis of trade receivables at the balance sheet date:

	THE GROUP	
	2004	2003
	HK$'000	*HK$'000*
0 to 90 days	**334,482**	325,490
91 to 180 days	**20,719**	24,222
181 to 365 days	**1,952**	629
	357,153	350,341
Other receivables	**56,476**	88,231
	413,629	438,572

20. PLEDGED BANK DEPOSITS

As at December 31, 2004 included in pledged bank deposits were deposits pledged for acquisition of property, plant and equipment of HK$9,416,000 (2003: HK$48,494,000), which were classified in the balance sheet as non-current. The remaining balance of HK$7,282,000 (2003: HK$29,938,000) represents deposits pledged by the Group to banks to secure short-term banking facilities granted to the Group and were classified as current assets.

21. TRADE AND OTHER PAYABLES

The following is an aged analysis of trade payables at the balance sheet date:

	THE GROUP	
	2004	2003
	HK$'000	*HK$'000*
0 to 90 days	**313,984**	260,909
91 to 180 days	**42,197**	27,572
181 to 365 days	**18,727**	18,075
More than 365 days	**18,358**	8,216
	393,266	314,772
Other payables	**468,074**	166,319
	861,340	481,091

22. BANK LOANS

	THE GROUP		THE COMPANY	
	2004	2003	**2004**	2003
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Bank loans	**1,067,222**	306,349	**675,020**	195,030
Analysed as:				
Secured	**25,020**	75,030	**25,020**	75,030
Unsecured	**1,042,202**	231,319	**650,000**	120,000
	1,067,222	306,349	**675,020**	195,030
The bank loans are repayable as follows:				
Within one year or on demand	**249,813**	161,299	**185,020**	49,980
Between one to two years	**487,409**	145,050	**160,000**	145,050
Between two to five years	**330,000**	–	**330,000**	–
	1,067,222	306,349	**675,020**	195,030
Less: Amount due within one year shown under current liabilities	**(249,813)**	(161,299)	**(185,020)**	(49,980)
Amount due after one year	**817,409**	145,050	**490,000**	145,050

23. LOANS FROM ULTIMATE HOLDING COMPANY

The loans are unsecured and are analysed as follows:

	THE GROUP	
	2004	2003
	HK$'000	*HK$'000*
Loans from SPG:		
– interest bearing at prevailing market rate	**46,773**	93,545
– interest-free	**8,045**	8,045
	54,818	101,590

SPG agrees not to demand repayment of the above loans within twelve months from the balance sheet date. As a result, the loans are classified as non-current liabilities.

24. AMOUNT DUE TO A SUBSIDIARY

The amount is unsecured, interest-free and has no fixed terms of repayment.

25. SHARE CAPITAL

	Number of shares	Value *HK$'000*
Ordinary shares of HK$0.10 each		
Authorised:		
At December 31, 2003 and 2004	3,000,000,000	300,000
Issued and fully paid:		
– balance at January 1, 2003	1,502,212,661	150,221
– exercise of share options (note)	35,912,000	3,591
At December 31, 2003 and 2004	1,538,124,661	153,812

Note: During the year ended December 31, 2003, 2,608,000, 15,000,000 and 18,304,000 shares options were exercised at a subscription price of HK$0.67, HK$0.62 and HK$0.61 per share, respectively, resulting in the issue of 35,912,000 ordinary shares of HK$0.10 each in the Company. These shares rank pari passu in all respects with other shares in issue.

26. SHARE OPTIONS

The Old Scheme

The Company's share option scheme adopted on May 27, 1994 for the primary purpose of providing incentives to directors and eligible employees (the "Old Scheme") has expired on May 26, 2004.

No options were granted under the Old Scheme during the year ended December 31, 2003 or prior to its expiry during the year ended December 31, 2004. All options granted under the Old Scheme were fully exercised or lapsed during the year ended December 31, 2003.

The following tables disclose details of the Company's share option held by employees (including directors) under the Old Scheme and movements in such holdings during the year ended December 31, 2003:

Date of grant	Exercisable period	Exercise price *HK$*	Number of shares outstanding at 1.1.2003	Exercised during the year	Lapsed during the year	Number of shares outstanding at 12.31.2003
2.19.2000	8.20.2000 to 8.19.2003	0.67	7,826,000	(2,608,000)	(5,218,000)	–
3.27.2000	9.28.2000 to 9.27.2003	0.62	20,000,000	(15,000,000)	(5,000,000)	–
8.15.2001	2.16.2002 to 5.26.2004	0.61	24,304,000	(18,304,000)	(6,000,000)	–
			52,130,000	(35,912,000)	(16,218,000)	–

26. SHARE OPTIONS – continued

The Old Scheme – continued

The weighted average closing price of the shares on the dates on which the share options were exercised during the year ended December 31, 2003 was HK$2.91.

The following table discloses movements in the Company's share options held by directors (and other key management) under the Old Scheme included in the above table:

Date of grant	Exercisable period	Exercise price *HK$*	Number of shares outstanding at 1.1.2003	Exercised during the year	Lapsed during the year	Number of shares outstanding at 12.31.2003
2.19.2000	8.20.2000 to 8.19.2003	0.67	3,914,000	(2,608,000)	(1,306,000)	–
3.27.2000	9.28.2000 to 9.27.2003	0.62	20,000,000	(15,000,000)	(5,000,000)	–
8.15.2001	2.16.2002 to 5.26.2004	0.61	24,304,000	(18,304,000)	(6,000,000)	–
			48,218,000	(35,912,000)	(12,306,000)	–

The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recognised in the income statement in respect of the value of options granted in the year. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which have lapsed or cancelled prior to their exercise date are deleted from the register of outstanding options.

The New Scheme

Pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on July 6, 2004, the board of directors approved and adopted the new share option scheme (the "New Scheme").

The New Scheme is for the purpose of providing incentive to directors (or any persons proposed to be appointed as such, whether executive or non-executive) and employees (whether full-time or part-time) of each member of the Group; eligible business consultants, professionals and other advisers who have rendered service or will render service to the Group as determined by the board of directors.

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised is not permitted to exceed 10% of the shares of the Company in issue from time to time. The maximum entitlement for any one participant, subject to prior approval from the Company's shareholders with such participant and such participant's associates abstaining from voting, is that the total number of shares issued or to be issued upon exercise of the options granted to each participant in any twelve-month period shall not exceed 1% of the total number of shares in issue.

26. SHARE OPTIONS – continued

The New Scheme – continued

Any grant of options to a participant who is a director, chief executive or substantial shareholder (all within the meaning as ascribed under the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules")) of the Company or their respective associates must be approved by the independent non-executive directors (excluding the independent non-executive director who is the grantee). Where the granting of options to a participant who is an independent non-executive director or substantial shareholder would result in the shares of the Company issued and to be issued upon exercise of all options already granted and to be granted to such participant in the twelve-month period up to and including the date of such grant exceed 0.1% of the total number of shares in issue or have an aggregate value, based on the closing price of the shares at the date of each grant, in excess of HK$5,000,000, such proposed grant must be approved by the shareholders of the Company in general meeting.

Options granted have to be taken up within a period of 30 days from the date of offer upon payment of HK$1. The subscription price is determined by the board of directors and shall be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the offer date; (ii) and the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the offer date; and (iii) the nominal value of a share. Options granted are exercisable for a period to be notified by the board of directors to each grantee and in any event such period shall expire not later than 10 years from the date of grant of options.

No option has been granted or agreed to be granted under the New Scheme since its adoption.

27. RESERVES

	Share premium	Accumulated profits	Total
	HK$'000	*HK$'000*	*HK$'000*
THE COMPANY			
At January 1, 2003	1,098,125	164,439	1,262,564
Exercise of share options	18,622	–	18,622
Share issue expenses	(20)	–	(20)
Net profit for the year	–	247,585	247,585
Dividends paid	–	(197,802)	(197,802)
At December 31, 2003	1,116,727	214,222	1,330,949
Net profit for the year	–	67,729	67,729
Dividend paid	–	(107,669)	(107,669)
At December 31, 2004	1,116,727	174,282	1,291,009

The Company's reserves available for distribution to shareholders as at December 31, 2004 represent its accumulated profits of HK$174,282,000 (2003: HK$214,222,000).

28. ACQUISITION OF A SUBSIDIARY

On February 9, 2003, the Group acquired 100% of the issued share capital of Zhongqi Pharmaceutical Technology (Shijiazhuang) Company Limited. Details of this acquisition were set out in note 34.

The net assets of the subsidiary acquired were as follows:

	2003
	HK$'000
Net assets acquired:	
Property, plant and equipment	12,290
Other receivables	6,001
Inventories	6,179
Bank balances and cash	1,858
Other payables	(9,078)
	17,250
Goodwill arising on acquisition of a subsidiary	1,819
	19,069
Satisfied by:	
Cash paid on acquisition	17,250
Directly attributable expenses paid on acquisition	1,819
	19,069

Analysis of net inflow of cash and cash equivalents in connection with the acquisition of a subsidiary:

	2003
	HK$'000
Bank balances and cash acquired	1,858
Cash paid on acquisition	(19,069)
Net outflow of cash and cash equivalents in connection with the acquisition of a subsidiary	(17,211)

The subsidiary acquired during the year ended December 31, 2003 did not have a material contribution to the net cash flows and results of the Group.

29. OPERATING LEASE COMMITMENTS

	THE GROUP	
	2004	2003
	HK$'000	*HK$'000*
Minimum lease payments paid under operating lease during the year in respect of land and buildings	**2,855**	2,922

At the balance sheet date, the Group and the Company had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	THE GROUP		THE COMPANY	
	2004	2003	**2004**	2003
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Within one year	**4,085**	2,240	**1,291**	836
In the second to fifth year inclusive	**4,123**	2,219	**473**	1,300
Over five years	**1,104**	684	**–**	–
	9,312	5,143	**1,764**	2,136

Operating lease payments represent payable by the Group for certain of its office and factory properties. Leases are negotiated and rentals are fixed for an average term of three years.

30. CAPITAL COMMITMENTS

	THE GROUP	
	2004	2003
	HK$'000	*HK$'000*
Capital expenditure contracted but not provided for in the financial statements in respect of acquisition of property, plant and equipment	**339,758**	233,474

At the balance sheet date, the Company had capital commitments in respect of investment in a subsidiary as follows:

	THE COMPANY	
	2004	2003
	HK$'000	*HK$'000*
Capital investment in respect of capital contribution	**88,835**	130,000
Capital investment authorised but not contracted for	**–**	250,000

31. CONTINGENT LIABILITIES

At December 31, 2004, the Company had given a corporate guarantee of HK$25,820,000 (2003: HK$7,800,000) to a bank to secure general banking facilities granted to a subsidiary of the Company.

32. PLEDGE OF ASSETS

Details of the Group's pledge of bank deposits are set out in note 20.

At the balance sheet dates, the Company had pledged all the equity interests of its wholly-owned subsidiary, Weisheng Pharmaceutical (Shijiazhuang) Co., Limited to a bank to secure bank loan granted to the Company.

33. EMPLOYEE RETIREMENT BENEFITS SCHEMES

The Group operates a Mandatory Provident Fund Scheme for all qualifying employees in Hong Kong. The assets of the scheme are held separately from those of the Group in an independently administered fund. Contributions are made based on a certain percentage of the employees' relevant payroll costs. The Group's employer contributions vest fully with the employees when contributed into the scheme.

The employees of the subsidiaries in the PRC are members of a state-managed retirement benefit scheme operated by the PRC government.

The relevant subsidiaries are required to make contributions to the state retirement schemes in the PRC based on certain percentage of payroll costs to the retirement benefit scheme to fund the benefits. The employees are entitled to retirement pension calculated with reference to their basic salaries on retirement and their length of service in accordance with the relevant government regulations. The PRC government is responsible for the pension liability to these retired staff. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions. During the year, the contributions made by the PRC subsidiaries relating to the arrangement were approximately HK$36,153,000 (2003: HK$27,257,000).

34. CONNECTED AND RELATED PARTY TRANSACTIONS AND BALANCES

During the year, the Group had significant transactions and balances with related parties, some of which are also deemed to be connected parties pursuant to the Listing Rules. The significant transactions with these companies during the year, and balances with them at the balance sheet date, are as follows:

(I) CONNECTED PARTIES

Name of company	Nature of transactions/ balances	THE GROUP 2004 *HK$'000*	2003 *HK$'000*
SPG Group	Sale of finished goods (note a)	**2,467**	5,568
	Purchase of raw materials (note a)	**44,338**	38,964

34. CONNECTED AND RELATED PARTY TRANSACTIONS AND BALANCES – continued

(I) CONNECTED PARTIES – continued

Name of company	Nature of transactions/ balances	THE GROUP 2004 HK$'000	THE GROUP 2003 HK$'000
SPG Group	Service charges relating to administrative, selling, utility, energy, community, land use rights and other supporting services and facilities (note b)	**1,349**	2,722
	Rental expenses (note c)	**1,835**	1,375
	Processing services charges (note d)	**24,131**	33,182
	Repairing charges (note e)	**–**	37
	Income from provision of technology consultancy services (note e)	**–**	175
	Interest expenses on loans from ultimate holding company (note g)	**3,283**	980
	Acquisition of a subsidiary (note h)	**–**	17,250
	Purchase of property, plant and equipment from the SPG Group (note i)	**5,376**	15,328
	Guarantee given by the SPG Group (note j)	**150,000**	150,000
	Balance due from (to) the SPG Group at December 31		
	– trade receivables (note m)	**3,854**	2,529
	– trade payable (note m)	**(4,282)**	–
	– dividend payable	**(54,141)**	(26,111)
	– long-term loans (note g)	**(54,818)**	(101,590)

Name of company	Nature of transactions/ balances	THE COMPANY 2004 HK$'000	THE COMPANY 2003 HK$'000
SPG Group	Balance due to the SPG Group at December 31		
	– dividend payable	**(54,141)**	(26,111)

34. CONNECTED AND RELATED PARTY TRANSACTIONS AND BALANCES – continued

(II) RELATED PARTIES, OTHER THAN CONNECTED PARTIES

Name of company	Nature of transactions/ balances	THE GROUP 2004 *HK$'000*	2003 *HK$'000*
Ouyi Pharmaceutical Co., Ltd. ("Ouyi"), an associate of SPG (note l)	Sales of finished goods (note a)	**2,239**	–
	Purchase of finished goods (note a)	**92**	–
	Service charges relating to administrative, selling, utility, energy, community, land use rights and other supporting services and facilities (note b)	**1,589**	–
	Rental expenses (note c)	**477**	–
	Income from provision of technology consultancy services (note e)	**45**	–
	Service charges relating to a construction project (note e)	**748**	–
Huarong, a jointly controlled entity of the Group	Sales of finished goods (note a)	**371**	–
	Purchase of raw materials (note a)	**29,719**	37,772
	Provision of utility services by the Group (note f)	**2,307**	922
	Dividend income	–	6,122
	Income from provision of technology consultancy services (note e)	**216**	122
	Balance due from (to) Huarong at December 31		
	– dividend receivable	**6,122**	6,122
	– non-trade receivable (note k)	**10,684**	6,007
	– trade payable (note m)	**(4,414)**	(160)

Notes:

(a) The transactions were carried out with reference to the market prices.

(b) Pursuant to the services agreements entered into between the Group and the SPG Group, the service fees paid by the Group to the SPG Group for all composite services, other than the provision of utilities, were based on the nature and actual costs incurred by the SPG Group. For the provision of utilities, the service fees paid were based on the actual costs of the utilities incurred by the Group plus 2% as the handling charge.

34. CONNECTED AND RELATED PARTY TRANSACTIONS AND BALANCES – continued

(c) Rental expenses were paid in accordance with the tenancy agreements entered into by the Group and the SPG Group.

(d) Pursuant to the services agreement entered into by the Group and the SPG Group, the Group paid processing services fee to the SPG Group based on the actual costs incurred on the services provided by the SPG Group.

(e) The transactions were based on terms agreed by both parties.

(f) The transactions were based on the actual cost of utilities incurred by the Group.

(g) Details of the loans are set out in note 23.

(h) On February 19, 2003, the Company entered into an agreement with SPG and Shijiazhuang Pharmaceutical Group New Medicine Company Limited, a wholly-owned subsidiary of SPG, for the acquisition by the Company of the entire issued share capital of Zhongqi Pharmaceutical Technology (Shijiazhuang) Co., Ltd. The acquisition was completed in June 2003.

(i) On September 6, 2004, the Group entered into an agreement with Shijiazhuang Municipal Second Pharmaceutical Factory, an associate of SPG, for the acquisition of property and land for the purpose of manufacture of pharmaceutical preparation products and bulk pharmaceutical products for a consideration of approximately HK$5,376,000.

(j) The guarantee was given to a bank to secure a bank loan granted to the Company.

(k) The amounts are unsecured, interest-free and repayable on demand.

(l) Ouyi was a former subsidiary of SPG and became the associate company of SPG in June 2004. The Group's transactions with Ouyi prior to July 1, 2004 were included in the Group's transactions with the SPG Group as disclosed above in part (I) Connected Parties whereas the Group's transactions with Ouyi from July 1, 2004 to December 31, 2004 were disclosed above as transactions with related parties.

(m) At the balance sheet dates, all amounts aged within one year.

35. PARTICULARS OF SUBSIDIARIES

Particulars of the Company's subsidiaries at December 31, 2004 are as follows:

Name of subsidiary	Place of incorporation/ registration and operations	Kind of legal status	Nominal value of issued and fully paid share capital/ registered capital	Percentage of nominal value of issued share capital held by the Company		Principal activity
				Directly %	Indirectly %	
China Nutraceuticals Limited	Hong Kong	Limited liability company	HK$1,000	–	80	Inactive
Golden Wing Limited	Hong Kong	Limited liability company	HK$3	100	–	Inactive

35. PARTICULARS OF SUBSIDIARIES – continued

Name of subsidiary	Place of incorporation/ registration and operations	Kind of legal status	Nominal value of issued and fully paid share capital/ registered capital	Percentage of nominal value of issued share capital held by the Company Directly %	Indirectly %	Principal activity
Shijiazhuang Pharma Group Hebei Zhongrun Pharmaceutical Co., Ltd.	PRC	Limited liability cooperative joint venture enterprise	RMB463,490,300	79.04	20.17	Manufacture and sale of pharmaceutical products
M2b.com.hk Limited	British Virgin Islands	Limited liability company	US$2,500,000	–	90	Inactive
NBP Pharmaceutical Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB120,000,000	100	–	Manufacture and sale of pharmaceutical products
Netcom Resources Limited	British Virgin Islands	Limited liability company	US$1,000	100	–	Investment holding
Shijiazhuang Pharma Group Zhongrun Pharmaceutical (Neimenggu) Co., Ltd.	PRC	Foreign investment enterprises with limited liability	HK$130,000,000	100	–	Manufacture and sale of pharmaceutical products
Shijiazhuang Pharma Group Zhonghe Pharmaceutical (Neimenggu) Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB135,000,000*	100	–	Manufacture and sale of pharmaceutical products
Tin Lon Investment Limited	Hong Kong	Limited liability company	HK$2	100	–	Investment holding
Unity Pacific Limited	British Virgin Islands	Limited liability company	US$1	100	–	Investment holding
Vitam Pharmaceutical (Shijiazhuang) Co., Ltd.	PRC	Foreign investment enterprises with limited liability	US$5,270,000	100	–	Inactive
Weisheng Pharmaceutical (Shijiazhuang) Co., Ltd.	PRC	Foreign investment enterprises with limited liability	US$14,899,000	100	–	Manufacture and sale of pharmaceutical products

35. PARTICULARS OF SUBSIDIARIES – continued

Name of subsidiary	Place of incorporation/ registration and operations	Kind of legal status	Nominal value of issued and fully paid share capital/ registered capital	Percentage of nominal value of issued share capital held by the Company Directly %	Indirectly %	Principal activity
Weitai Pharmaceutical (Shijiazhuang) Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB59,400,000	100	–	Manufacture and sale of pharmaceutical products
Shijiazhuang Pharma Group Zhongnuo Pharmaceutical (Shijiazhuang) Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB216,000,000	100	–	Manufacture and sale of pharmaceutical products
Zhongqi Pharmaceutical Technology (Shijiazhuang) Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB18,440,000	100	–	Provision of pharmaceutical research and development services
Zhongqi Pharmaceutical Technology(S) PTE. Ltd.	Singapore	Private company limited by shares	S$2	100	–	Provision of pharmaceutical research and development services
Shijiazhuang Pharma Group Hebei Zhongrun Chemical Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB50,000,000	100	–	Manufacture and sale of pharmaceutical products
Hebei Zhongrun Huanbao Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB5,000,000	–	85	Sewage treatment
Neimenggu Zhongxingyuan Sewage Treatment Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB18,000,000*	80.42	–	Sewage treatment

* The amount has not been fully paid up as at December 31, 2004.

None of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

36. POST BALANCE SHEET EVENTS

(a) Subsequent to December 31, 2004, the Group obtained long-term bank loans with an aggregate amount of approximately HK$140 million. These bank loans are repayable on maturity in 2006 and 2007.

(b) Subsequent to December 31, 2004, the Company entered into a mandate with a bank as coordinating arranger and underwriter of a four-year syndicated term loan facility up to a maximum aggregate amount of HK$600,000,000. Pursuant to the terms of the mandate, the relevant loan facility agreement has to be entered into by April 30, 2005.

(c) Subsequent to December 31, 2004, the Company has been notified that the Company and an entity with a name similar to that of a member of the Group are named as, among others, defendants in antitrust complaints filed in the United States (the ''Antitrust Complaints''). The Antitrust Complaints have alleged that certain manufacturers of vitamin C in the PRC, alleged to include the Company and an entity with a name similar to that of a member of the Group, have since at least December 2001 conspired to control prices and volumes of exports of vitamin C to the United States and elsewhere in the world and that as such have been in violation of the antitrust laws of the United States and California state laws. It is alleged in the Antitrust Complaints that the purchasers of vitamin C in the United States paid more for vitamin C than they would have paid in the absence of the alleged conspiracy and, therefore, suffered losses. The plaintiffs (purportedly as representatives of classes of similar plaintiffs) seek treble unspecified damages and other relief. Up to the date of this report, only one of the Antitrust Complaints has been served on the Company.

The directors of Company are of the view that the allegations in the Antitrust Complaints are without merit and the directors of the Company intend to contest the claims set out in the Antitrust Complaints vigorously. The Group has appointed legal advisors to advise them in the legal proceedings and the outcome of the Antitrust Complaints cannot be estimated with certainty at this stage.

(d) On December 31, 2004, certain members of the Group entered into ongoing connected transactions with the SPG Group (the ''New Transactions''). The New Transactions and their proposed annual caps were disclosed in the Company's circular to shareholders dated January 24, 2005 and were approved by shareholders in an extraordinary general meeting of the Company held on February 21, 2005.

RESULTS

	Year ended December 31,				
	2000	2001	2002	2003	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	***HK$'000***
TURNOVER	995,096	1,168,244	1,625,130	2,478,426	**2,450,649**
PROFIT FROM OPERATIONS	129,720	190,800	297,891	618,289	**273,117**
FINANCE COSTS	(29,843)	(27,102)	(26,682)	(25,361)	**(27,959)**
IMPAIRMENT OF GOODWILL OF AN ASSOCIATE	–	(2,032)	–	–	–
LOSS ON DISSOLUTION OF A SUBSIDIARY	(1,081)	–	–	–	–
GAIN ON DISPOSAL OF SUBSIDIARIES	–	4,051	–	–	–
SHARE OF LOSS OF AN ASSOCIATE	(290)	–	–	–	–
SHARE OF PROFIT OF A JOINTLY CONTROLLED ENTITY	3,779	5,183	7,916	7,610	**4,008**
PROFIT BEFORE TAXATION	102,285	170,900	279,125	600,538	**249,166**
INCOME TAX EXPENSES	(21,364)	(29,315)	(49,550)	(94,978)	**(3,774)**
PROFIT BEFORE MINORITY INTERESTS	80,921	141,585	229,575	505,560	**245,392**
MINORITY INTERESTS	(448)	(1,579)	(1,433)	(1,391)	**(381)**
PROFIT FOR THE YEAR	80,473	140,006	228,142	504,169	**245,011**

ASSETS AND LIABILITIES

	Year ended December 31,				
	2000	2001	2002	2003	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	***HK$'000***
TOTAL ASSETS	1,950,203	2,209,932	2,948,797	3,361,624	**4,707,246**
TOTAL LIABILITIES	762,743	878,698	1,145,851	1,231,655	**2,438,149**
MINORITY INTERESTS	9,050	9,592	9,809	8,272	**10,058**
SHAREHOLDERS' FUNDS	1,178,410	1,321,642	1,793,137	2,121,697	**2,259,039**

TURNOVER


HK$ million
3,000
2,500
2,000
1,500
1,000
500
0
995
1,168
1,625
2,478
2,450
2000
2001
2002
2003
2004

NET PROFIT


HK$ million
600
500
400
300
200
100
0
80.4
140.0
228.1
504.2
245.0
2000
2001
2002
2003
2004

營業額


百萬港元
3,000
2,500
2,000
1,500
1,000
500
0
995
1,168
1,625
2,478
2,450
二零零零
二零零一
二零零二
二零零三
二零零四

純利


百萬港元
600
500
400
300
200
100
0
80.4
140.0
228.1
504.2
245.0
二零零零
二零零一
二零零二
二零零三
二零零四

財務摘要

業績

	截至十二月三十一日止年度				
	二零零零年	二零零一年	二零零二年	二零零三年	**二零零四年**
	千港元	*千港元*	*千港元*	*千港元*	***千港元***
營業額	995,096	1,168,244	1,625,130	2,478,426	**2,450,649**
經營溢利	129,720	190,800	297,891	618,289	**273,117**
財務費用	(29,843)	(27,102)	(26,682)	(25,361)	**(27,959)**
聯營公司之商譽減值	–	(2,032)	–	–	–
解散附屬公司虧損	(1,081)	–	–	–	–
出售附屬公司收益	–	4,051	–	–	–
應佔聯營公司虧損	(290)	–	–	–	–
應佔合營企業溢利	3,779	5,183	7,916	7,610	**4,008**
除稅前溢利	102,285	170,900	279,125	600,538	**249,166**
所得稅開支	(21,364)	(29,315)	(49,550)	(94,978)	**(3,774)**
除少數股東權益前溢利	80,921	141,585	229,575	505,560	**245,392**
少數股東權益	(448)	(1,579)	(1,433)	(1,391)	**(381)**
年度純利	80,473	140,006	228,142	504,169	**245,011**

資產及負債

	於十二月三十一日				
	二零零零年	二零零一年	二零零二年	二零零三年	**二零零四年**
	千港元	*千港元*	*千港元*	*千港元*	***千港元***
總資產	1,950,203	2,209,932	2,948,797	3,361,624	**4,707,246**
總負債	762,743	878,698	1,145,851	1,231,655	**2,438,149**
少數股東權益	9,050	9,592	9,809	8,272	**10,058**
股東資金	1,178,410	1,321,642	1,793,137	2,121,697	**2,259,039**

36. 結算日後事項

(a) 於二零零四年十二月三十一日後，本集團取得總額約為 140,000,000 港元之若干長期銀行貸款。該等銀行貸款將於二零零六年及二零零七年到期償還。

(b) 於二零零四年十二月三十一日後，本公司與一間作為統籌安排人及包銷商之銀行就一項總額最高為 600,000,000 港元之四年期銀團信貸訂立委託書。根據委託書之條款，有關信貸協議須於二零零五年四月三十日或之前達成。

(c) 於二零零四年十二月三十一日後，本公司獲悉本公司及其名稱與本集團一成員公司相似之實體名列在美國提出之反壟斷投訴（「反壟斷投訴」）之若干答辯人之中。反壟斷投訴指中國若干維生素C生產商（本公司及其名稱與本集團一成員公司相似之實體被指包括在內）最少由二零零一年十二月開始串謀操控出口至美國及世界其他地方之維生素C之價格及數量，觸犯美國及加利福尼亞州法例之反壟斷法。反壟斷投訴指美國之維生素C買方就維生素C支付之價錢高於倘無指稱之串謀行為則應付之價錢，因而蒙受損失。原告人（據稱是各類別類似原告人之代表）索取三倍之不指明損害賠償及其他補償。截至本報告日期，只有其中一宗反壟斷投訴正式送達本公司。

本公司董事認為反壟斷投訴之指控並無理據，而本公司董事擬就反壟斷投訴之指控全力進行抗辯。本集團已委聘法律顧問就有關法律訴訟提供意見。反壟斷投訴之結果在現階段無法確實估計。

(d) 於二零零四年十二月三十一日，本集團若干成員公司與石藥集團訂立若干持續關連交易（「新交易」）。新交易及其建議之年度上限已於本公司在二零零五年一月二十四日致股東之通函內披露，並已獲股東於本公司在二零零五年二月二十一日舉行之股東特別大會上批准。

35. 附屬公司詳情（續）

附屬公司名稱	註冊／成立及經營所在地	法人地位	已發行及繳足股本面值／註冊資本	本公司所持已發行股本面值之百分比 直接 %	間接 %	主要業務
維泰藥業（石家莊）有限公司	中國	有限責任境外投資企業	人民幣59,400,000元	100	–	製造及銷售製藥產品
石藥集團中諾藥業（石家莊）有限公司	中國	有限責任境外投資企業	人民幣216,000,000元	100	–	製造及銷售製藥產品
中奇製藥技術（石家莊）有限公司	中國	有限責任境外投資企業	人民幣18,440,000元	100	–	提供製藥研究及開發服務
Zhongqi Pharmaceutical Technology(S) PTE. Ltd.	新加坡	股份制私人有限公司	2新加坡元	100	–	提供製藥研究及開發服務
石藥集團河北中潤化工有限公司	中國	有限責任境外投資企業	人民幣50,000,000元	100	–	製造及銷售製藥產品
河北中潤生態環保有限公司	中國	有限責任境外投資企業	人民幣5,000,000元	–	85	污水處理
內蒙古中興源污水處理有限公司	中國	有限責任境外投資企業	人民幣18,000,000元*	80.42	–	污水處理

* 該數額於二零零四年十二月三十一日尚未繳足。

各附屬公司於年終或本年度內任何時間概無任何未償還債務證券。

35. 附屬公司詳情（續）

附屬公司名稱	註冊／成立及經營所在地	法人地位	已發行及繳足股本面值／註冊資本	本公司所持已發行股本面值之百分比 直接 %	間接 %	主要業務
石藥集團河北中潤製藥有限公司	中國	有限責任合作合營企業	人民幣463,490,300元	79.04	20.17	製造及銷售製藥產品
M2b.com.hk Limited	英屬處女羣島	有限責任公司	2,500,000美元	–	90	無業務
恩必普藥業有限公司	中國	有限責任境外投資企業	人民幣120,000,000元	100	–	製造及銷售製藥產品
Netcom Resources Limited	英屬處女羣島	有限責任公司	1,000美元	100	–	投資控股
石藥集團中潤製藥（內蒙古）有限公司	中國	有限責任境外投資企業	130,000,000港元	100	–	製造及銷售製藥產品
石藥集團中禾製藥（內蒙古）有限公司	中國	有限責任境外投資企業	人民幣135,000,000元*	100	–	製造及銷售製藥產品
天輪投資有限公司	香港	有限責任公司	2港元	100	–	投資控股
Unity Pacific Limited	英屬處女羣島	有限責任公司	1美元	100	–	投資控股
維達藥業（石家莊）有限公司	中國	有限責任境外投資企業	5,270,000美元	100	–	無業務
維生藥業（石家莊）有限公司	中國	有限責任境外投資企業	14,899,000美元	100	–	製造及銷售製藥產品

34. 關連與關聯人士之交易及結餘（續）

附註:

(c) 租金開支乃根據本集團與石藥集團訂立之租約而支付。

(d) 根據本集團與石藥集團訂立之服務協議，本集團按石藥集團就提供有關服務所產生之實際成本向石藥集團支付加工服務費。

(e) 該等交易乃按雙方同意之條款進行。

(f) 該等交易乃按本集團產生之實際公用服務成本進行。

(g) 有關貸款之詳情載於附註 23。

(h) 於二零零三年二月十九日，本公司與石藥公司及石藥公司之全資附屬公司石家莊製藥集團新藥有限公司訂立一項協議，據此本公司收購中奇製藥技術（石家莊）有限公司之全部已發行股本。該項收購已於二零零三年六月完成。

(i) 於二零零四年九月六日，本集團與石藥公司之聯繫人士石家莊市第二製藥廠訂立一項協議，收購生產製劑產品及原料藥產品之物業及土地，代價約為 5,376,000 港元。

(j) 該項擔保乃就本公司獲批之銀行貸款而給予銀行。

(k) 該等款項並無抵押、免息及須按通知償還。

(l) 歐意為石藥公司之前附屬公司，於二零零四年六月成為石藥公司之聯營公司。本集團與歐意在二零零四年七月一日前進行之交易列入上文「(I) 關連人士」部份所披露之本集團與石藥集團之交易，至於本集團與歐意由二零零四年七月一日起進行之交易乃於上文與關聯人士之交易中披露。

(m) 於結算日，所有金額之賬齡均在一年之內。

35. 附屬公司詳情

於二零零四年十二月三十一日之附屬公司詳情如下:

附屬公司名稱	註冊／成立及經營所在地	法人地位	已發行及繳足股本面值／註冊資本	本公司所持已發行股本面值之百分比 直接 %	間接 %	主要業務
中國天然藥物有限公司	香港	有限責任公司	1,000 港元	–	80	無業務
金利通有限公司	香港	有限責任公司	3 港元	100	–	無業務

34. 關連與關聯人士之交易及結餘（續）

(II) 關連人士以外之關聯人士

公司名稱	交易性質／結餘	本集團 二零零四年 千港元	本集團 二零零三年 千港元
歐意藥業有限公司（「歐意」），為石藥公司之聯繫人士（附註 l）	銷售製成品（附註 a）	**2,239**	–
	採購製成品（附註 a）	**92**	–
	有關行政、銷售、公用服務、能源、社區、土地使用權及其他後勤服務及設施之服務費（附註 b）	**1,589**	–
	租金開支（附註 c）	**477**	–
	提供技術顧問服務之收入（附註 e）	**45**	–
	有關一個建築項目之服務費（附註 e）	**748**	–
華榮（本集團之合營企業）	銷售製成品（附註 a）	**371**	–
	採購原材料（附註 a）	**29,719**	37,772
	本集團提供公用服務（附註 f）	**2,307**	922
	股息收入	**–**	6,122
	提供技術顧問服務之收入（附註 e）	**216**	122
	於十二月三十一日應收（應付）華榮之結餘		
	– 應收股息	**6,122**	6,122
	– 應收非貿易款項（附註 k）	**10,684**	6,007
	– 應付貿易款項（附註 m）	**(4,414)**	(160)

附註：

(a) 有關交易乃參考市場水平訂立。

(b) 根據本集團與石藥集團訂立之服務協議，本集團就所有綜合服務（提供公用服務除外）支付石藥集團之服務費乃根據其性質及石藥集團實際產生之成本計算。就提供公用服務，所支付之服務費乃根據本集團提供公用服務產生之實際成本加 2 % 手續費計算。

34. 關連與關聯人士之交易及結餘（續）

(I) 關連人士（續）

公司名稱	交易性質／結餘	本集團 二零零四年 千港元	本集團 二零零三年 千港元
石藥集團	有關行政、銷售、公用服務、能源、社區、土地使用權及其他後勤服務及設施之服務費（附註b）	**1,349**	2,722
	租金開支（附註c）	**1,835**	1,375
	加工服務費（附註d）	**24,131**	33,182
	維修費（附註e）	**–**	37
	提供技術顧問服務之收入（附註e）	**–**	175
	最終控股公司貸款之利息支出（附註g）	**3,283**	980
	收購附屬公司（附註h）	**–**	17,250
	從石藥集團購入物業、機器及設備（附註i）	**5,376**	15,328
	石藥集團提供之擔保（附註j）	**150,000**	150,000
	於十二月三十一日應收（應付）石藥集團之結餘		
	– 應收貿易款項（附註m）	**3,854**	2,529
	– 應付貿易賬項（附註m）	**(4,282)**	–
	– 應付股息	**(54,141)**	(26,111)
	– 長期貸款（附註g）	**(54,818)**	(101,590)

公司名稱	交易性質／結餘	本公司 二零零四年 千港元	本公司 二零零三年 千港元
石藥集團	於十二月三十一日應付石藥集團之結餘		
	– 應付股息	**(54,141)**	(26,111)

31. 或然負債

於二零零四年十二月三十一日，本公司已就本公司一間附屬公司獲批之一般信貸向銀行提供25,820,000港元（二零零三年：7,800,000港元）之公司擔保。

32. 資產抵押

本集團的銀行存款抵押詳情載於附註20。

於結算日，本公司之全資附屬公司維生藥業（石家莊）有限公司之全部股本權益已抵押予銀行，以換取本公司獲批之銀行信貸。

33. 僱員退休福利計劃

本集團為所有在香港之合資格僱員參與強制性公積金計劃，該計劃之資產與本集團之資產分開，存放於獨立管理之基金。供款乃按僱員之薪金成本之若干百分比計算。本集團之僱主供款一經繳入計劃後其全部權益由僱員享有。

中國附屬公司之僱員為中國政府設立之國家管理退休福利計劃之成員。

有關附屬公司須按其現有僱員薪金成本之若干百分比向中國之國家退休計劃供款。按照有關政府規例，此等僱員享有之退休金乃根據其退休時基本薪金及服務年期計算。中國政府負責向此等退休僱員發放退休金。本集團就退休福利計劃唯一責任是作出規定的供款。在本年度內，中國附屬公司關於此等安排之供款約為36,153,000港元（二零零三年：27,257,000港元）。

34. 關連與關聯人士之交易及結餘

於本年度內，本集團與關聯人士（根據上市規則，若干關聯人士亦被視為關連人士）有重大交易及結餘。年內與該等公司之重大交易，以及於結算日與該等公司之結餘如下：

(I) 關連人士

		本集團	
公司名稱	**交易性質／結餘**	**二零零四年**	二零零三年
		千港元	*千港元*
石藥集團	銷售製成品（附註a）	**2,467**	5,568
	採購原材料（附註a）	**44,338**	38,964

29. 經營租約承擔

	本集團	
	二零零四年	二零零三年
	千港元	千港元
年內根據土地及樓宇之經營租約已付之最低租約付款額	**2,855**	2,922

於結算日，根據不可撤銷經營租約本集團及本公司於下列時間到期支付之未來最低租金承擔如下：

	本集團		本公司	
	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	千港元	千港元	千港元
一年內	**4,085**	2,240	**1,291**	836
於第二至第五年內（首尾兩年包括在內）	**4,123**	2,219	**473**	1,300
五年以上	**1,104**	684	**–**	–
	9,312	5,143	**1,764**	2,136

經營租約付款額為本集團就其若干寫字樓及廠房物業應付之款額。租約平均為期三年，租金固定。

30. 資本承擔

	本集團	
	二零零四年	二零零三年
	千港元	千港元
有關購買物業、機器及設備之已訂約但未在財務報表中撥備之資本開支	**339,758**	233,474

於結算日，本公司就投資於附屬公司之資本承擔如下：

	本公司	
	二零零四年	二零零三年
	千港元	千港元
有關出資額的資本投資	**88,835**	88,835
已批准但未訂約的資本投資	**–**	**250,000**

28. 購入附屬公司

於二零零三年二月九日，本集團購入中奇製藥技術（石家莊）有限公司全部已發行股本。是項收購之詳情載於附註34。

購入之附屬公司資產淨值如下：

	二零零三年 *千港元*
購入資產淨值：	
物業、機器及設備	12,290
其他應收賬款	6,001
存貨	6,179
銀行結存及現金	1,858
其他應付賬款	(9,078)
	17,250
購入附屬公司產生之商譽	1,819
	19,069
支付方式：	
收購時支付現金	17,250
收購時支付直接有關之開支	1,819
	19,069

有關購入附屬公司之現金及現金等值流入淨額之分析：

	二零零三年 *千港元*
購入銀行結存及現金	1,858
收購時支付之現金	(19,069)
有關購入附屬公司之 現金及現金等值流出淨額	(17,211)

截至二零零三年十二月三十一日止年度購入之附屬公司對本集團之現金流量淨額及業績並無重大貢獻。

26. 購股期權（續）

新計劃（續）

向身為本公司董事、首席行政人員或主要股東（全部按聯交所證券上市規則（「上市規則」）所界定）之參與者或彼等各自之聯繫人士授出購股期權，必須獲獨立非執行董事（不包括身為獲授人之獨立非執行董事）批准。如向本身是本公司獨立非執行董事或主要股東之參與者授出購股期權將導致其於截至有關授出日期（包括該日）之十二個月內，因行使已經及將會向其授出之所有購股期權而已經及將予發行之本公司股份超過已發行股份總數之 0.1%，或根據股份於各授出日期之收市價計算總值超過 5,000,000 港元，則有關授出之建議必須獲本公司股東於股東大會上批准。

獲授人須於建議日期起三十日內支付 1 港元以接納購股期權。認購價由董事會釐定，須至少為以下之最高者：(i) 於建議日期在聯交所每日報價表所列股份之收市價；(ii) 於緊接建議日期前五個營業日在聯交所每日報價表所列股份之平均收市價；及 (iii) 股份面值。董事會會通知各獲授人可行使授出之購股期權之期間，但該期間無論如何不遲於購股期權授出日期起計十年後屆滿。

自採納新計劃之日以來，概無根據新計劃授出或同意授出購股期權。

27. 儲備

	股份溢價	累計溢利	總額
	千港元	千港元	千港元
本公司			
於二零零三年一月一日	1,098,125	164,439	1,262,564
行使購股期權	18,622	–	18,622
股份發行開支	(20)	–	(20)
年度純利	–	247,585	247,585
已付股息	–	(197,802)	(197,802)
於二零零三年十二月三十一日	1,116,727	214,222	1,330,949
年度純利	–	67,729	67,729
已付股息	–	(107,669)	(107,669)
於二零零四年十二月三十一日	1,116,727	174,282	1,291,009

於二零零四年十二月三十一日，本公司可供分派予股東之儲備為 174,282,000 港元之累計溢利（二零零三年：214,222,000 港元）。

26. 購股期權（續）

舊計劃（續）

截至二零零三年十二月三十一日止年度內於購股期權行使日期股份之加權平均收市價為 2.91 港元。

下表列出董事（及其他主要管理人員）根據舊計劃持有已列於上表之本公司購股期權之變動：

授出日期	行使期限	行使價	於二零零三年一月一日尚未行使之股份數目	年內行使	年內失效	於二零零三年十二月三十一日尚未行使之股份數目
		港元				
二零零零年二月十九日	二零零零年八月二十日至二零零三年八月十九日	0.67	3,914,000	(2,608,000)	(1,306,000)	–
二零零零年三月二十七日	二零零零年九月二十八日至二零零三年九月二十七日	0.62	20,000,000	(15,000,000)	(5,000,000)	–
二零零一年八月十五日	二零零二年二月十六日至二零零四年五月二十六日	0.61	24,304,000	(18,304,000)	(6,000,000)	–
			48,218,000	(35,912,000)	(12,306,000)	–

授出之購股期權之財務影響在有關購股期權行使前不會在本公司或本集團資產負債表入賬，另外並無就年內授出之購股期權之價值在收益表確認為支出。當購股期權獲行使，所發行之股份乃按有關股份之面值記錄為本公司新增股本，而每股行使價高於股份面值之部份入賬列為本公司股份溢價。在行使日期前失效或註銷之購股期權自未行使購股期權登記冊內刪除。

新計劃

根據本公司於二零零四年七月六日舉行之股東特別大會上通過之普通決議案，董事會批准及採納新購股期權計劃（「新計劃」）。

新計劃旨在獎勵由董事會決定本集團各成員公司之董事（或建議委任為董事（不論是執行或非執行）之任何人士）及僱員（不論是全職或兼職）；曾經或將會向本集團提供服務之合資格顧問公司、專業機構及其他顧問。

因行使已授出及尚未行使之所有購股期權而發行之股份數目不得超過本公司當時之已發行股份 10%。任何一名參與者獲授購股期權之上限（須事先獲本公司股東批准，而該名參與者及其聯繫人士須放棄投票權），指於任何十二個月內因行使獲授之購股期權而發行或將發行予每名參與者之股份總數不得超過已發行股份總數之 1%。

25. 股本

	股份數目	價值 *千港元*
每股面值0.10港元之普通股		
法定：		
於二零零三年及二零零四年十二月三十一日	3,000,000,000	300,000
已發行及繳足：		
– 於二零零三年一月一日之結餘	1,502,212,661	150,221
– 行使購股期權（附註）	35,912,000	3,591
於二零零三年及二零零四年十二月三十一日	1,538,124,661	153,812

附註： 截至二零零三年十二月三十一日止年度，2,608,000份、15,000,000份及18,304,000份購股期權分別按每股認購價0.67港元、0.62港元及0.61港元行使，導致發行35,912,000股本公司每股面值0.10港元之普通股。該等股份與其他已發行股份在各方面享有同等權利。

26. 購股期權

舊計劃

本公司於一九九四年五月二十七日採納，主要為獎勵董事及合資格員工之購股期權計劃（「舊計劃」），已於二零零四年五月二十六日屆滿。

於截至二零零三年十二月三十一日止年度或截至二零零四年十二月三十一日止年度舊計劃屆滿前，概無根據舊計劃授出購股期權。根據舊計劃授出之購股期權全部已於截至二零零三年十二月三十一日止年度行使或失效。

下表列出截至二零零三年十二月三十一日止年度內僱員（包括董事）根據舊計劃持有之本公司購股期權之詳情及變動：

授出日期	行使期限	行使價 *港元*	於二零零三年一月一日尚未行使之股份數目	年內行使	年內失效	於二零零三年十二月三十一日尚未行使之股份數目
二零零零年二月十九日	二零零零年八月二十日至二零零三年八月十九日	0.67	7,826,000	(2,608,000)	(5,218,000)	–
二零零零年三月二十七日	二零零零年九月二十八日至二零零三年九月二十七日	0.62	20,000,000	(15,000,000)	(5,000,000)	–
二零零一年八月十五日	二零零二年二月十六日至二零零四年五月二十六日	0.61	24,304,000	(18,304,000)	(6,000,000)	–
			52,130,000	(35,912,000)	(16,218,000)	–

22. 銀行貸款

	本集團		本公司	
	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	*千港元*	*千港元*	*千港元*
銀行貸款	**1,067,222**	306,349	**675,020**	195,030
分析：				
有抵押	**25,020**	75,030	**25,020**	75,030
無抵押	**1,042,202**	231,319	**650,000**	120,000
	1,067,222	306,349	**675,020**	195,030
須於下列期限償還之銀行貸款：				
一年內或按通知	**249,813**	161,299	**185,020**	49,980
一至二年	**487,409**	145,050	**160,000**	145,050
二至五年	**330,000**	–	**330,000**	–
	1,067,222	306,349	**675,020**	195,030
減：一年內到期列為流動負債之款項	**(249,813)**	(161,299)	**(185,020)**	(49,980)
一年後到期之款項	**817,409**	145,050	**490,000**	145,050

23. 最終控股公司貸款

有關貸款無抵押，其分析如下：

	本集團	
	二零零四年	二零零三年
	千港元	*千港元*
石藥公司提供之貸款：		
– 按當時市場利率計息	**46,773**	93,545
– 免息	**8,045**	8,045
	54,818	101,590

石藥公司同意不會在結算日起十二個月內要求償還上述貸款，因此有關貸款列為非流動負債。

24. 應付附屬公司款項

該筆款項乃無抵押、免息及無固定還款期。

19. 應收貿易賬項及其他款項

本集團向其貿易客戶提供30日至90日之信貸期。以下為結算日應收貿易賬項之賬齡分析：

	本集團	
	二零零四年	二零零三年
	千港元	*千港元*
0至90日	**334,482**	325,490
91至180日	**20,719**	24,222
181至365日	**1,952**	629
	357,153	350,341
其他應收款項	**56,476**	88,231
	413,629	438,572

20. 已抵押銀行存款

於二零零四年十二月三十一日，已抵押銀行存款包括就購入物業、機器及設備而抵押之存款9,416,000港元（二零零三年：48,494,000港元），在資產負債表列為非流動性質。餘額7,282,000港元（二零零三年：29,938,000港元）為本集團就獲批之短期銀行信貸而抵押之存款，列為流動資產。

21. 應付貿易賬項及其他款項

以下為結算日應付貿易賬項之賬齡分析：

	本集團	
	二零零四年	二零零三年
	千港元	*千港元*
0至90日	**313,984**	260,909
91至180日	**42,197**	27,572
181至365日	**18,727**	18,075
365日以上	**18,358**	8,216
	393,266	314,772
其他應付款項	**468,074**	166,319
	861,340	481,091

16. 於合營企業之權益

	本集團	
	二零零四年	二零零三年
	千港元	*千港元*
所佔資產淨值	**24,654**	21,235

於二零零四年十二月三十一日，本集團持有河北華榮製藥有限公司（「華榮」）註冊資本之50%權益。華榮為一家於中國成立之中外合資合營公司，從事製造及銷售維生素B12產品。

17. 應收貸款

貸款並無抵押，年息為6.435厘及須於下列期間償還：

	本集團	
	二零零四年	二零零三年
	千港元	*千港元*
一年內	**795**	795
一至二年	**655**	795
二至五年	**–**	655
	1,450	2,245
減：於一年內應收列為流動資產之款項	**(795)**	(795)
於一年後應收之款項	**655**	1,450

18. 存貨

	本集團	
	二零零四年	二零零三年
	千港元	*千港元*
原材料	**84,049**	62,226
在製品	**175,030**	84,051
製成品	**193,776**	145,577
	452,855	291,854

於結算日，所有存貨按成本入賬。

14. 無形資產

	知識產權 千港元	開發成本 千港元	公用服務使用權 千港元	總額 千港元
成本值				
於二零零四年一月一日	55,299	20,906	56,659	132,864
添置	9,760	–	12,164	21,924
於二零零四年十二月三十一日	65,059	20,906	68,823	154,788
攤銷及減值				
於二零零四年一月一日	41,026	8,007	23,400	72,433
本年度準備	5,290	842	6,273	12,405
於二零零四年十二月三十一日	46,316	8,849	29,673	84,838
賬面淨值				
於二零零四年十二月三十一日	18,743	12,057	39,150	69,950
於二零零三年十二月三十一日	14,273	12,899	33,259	60,431

知識產權成本按預計可使用年期，以直線法分十年攤銷。

開發成本遞延計算，並於商業投產日期起計三年至五年內以直線法攤銷。

公用服務使用權之成本按估計可使用年期，以直線法分十年攤銷。

15. 商譽

	千港元
成本值	
於二零零四年一月一日及二零零四年十二月三十一日	63,661
攤銷	
於二零零四年一月一日	4,714
本年度準備	3,183
於二零零四年十二月三十一日	7,897
賬面淨值	
於二零零四年十二月三十一日	55,764
於二零零三年十二月三十一日	58,947

商譽乃按估計可使用年期以直線法分二十年攤銷。

11. 物業、機器及設備（續）

於二零零四年十二月三十一日，在建工程包括資本化之借貸成本3,339,000港元（二零零三年：無）。

於結算日，本集團在中國持有之土地使用權及樓宇乃以中期租約持有。

	傢俬、裝置及辦公室設備	汽車	總額
	千港元	*千港元*	*千港元*
本公司			
成本值			
於二零零四年一月一日	2,192	1,005	3,197
添置	30	–	30
於二零零四年十二月三十一日	2,222	1,005	3,227
折舊			
於二零零四年一月一日	221	653	874
本年度準備	444	201	645
於二零零四年十二月三十一日	665	854	1,519
賬面淨值			
於二零零四年十二月三十一日	1,557	151	1,708
於二零零三年十二月三十一日	1,971	352	2,323

12. 於附屬公司之投資

	二零零四年	二零零三年
	千港元	*千港元*
非上市投資，成本值	**1,161,737**	895,244

於二零零四年十二月三十一日之本公司附屬公司詳情列於附註35。

13. 應收附屬公司款項

該筆款項乃無抵押、免息及無固定還款期。董事認為，有關款項將不須於結算日起十二個月內償還，因此在資產負債表列作非流動性質。

10. 每股盈利

截至二零零四年十二月三十一日止年度之每股基本盈利乃按年度純利245,011,000港元及年內已發行股份1,538,124,661股計算。

由於年內並無可產生攤薄影響之潛在普通股，故無呈列截至二零零四年十二月三十一日止年度之每股攤薄盈利。

截至二零零三年十二月三十一日止年度之每股基本及攤薄盈利乃根據以下數字計算：

	二零零三年
股東應佔溢利	504,169,000港元
計算每股基本盈利所用之普通股加權平均數	1,515,192,387
有關購股期權對普通股之潛在攤薄影響	20,501,401
計算每股攤薄盈利所用之普通股加權平均數	1,535,693,788

11. 物業、機器及設備

	在中國之土地使用權	在中國之樓宇	機器設備	傢俬、裝置及辦公室設備	汽車	在建工程	總額
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
本集團							
成本值							
於二零零四年一月一日	113,036	350,889	1,414,128	4,311	11,233	359,820	2,253,417
添置	4,765	6,937	63,326	6,476	3,199	1,369,009	1,453,712
轉撥	2,181	148,849	735,766	10	–	(886,806)	–
出售	–	(4,410)	(15,000)	(18)	(2,641)	–	(22,069)
於二零零四年十二月三十一日	119,982	502,265	2,198,220	10,779	11,791	842,023	3,685,060
折舊及攤銷							
於二零零四年一月一日	10,080	49,800	446,327	1,109	6,937	–	514,253
本年度準備	5,615	19,587	139,766	1,396	1,872	–	168,236
出售時撇銷	–	(489)	(8,625)	(13)	(906)	–	(10,033)
於二零零四年十二月三十一日	15,695	68,898	577,468	2,492	7,903	–	672,456
賬面淨值							
於二零零四年十二月三十一日	104,287	433,367	1,620,752	8,287	3,888	842,023	3,012,604
於二零零三年十二月三十一日	102,956	301,089	967,801	3,202	4,296	359,820	1,739,164

8. 所得稅開支（續）

本年度之稅項支出與綜合收益表所示溢利之對賬如下：

	二零零四年 千港元	二零零三年 千港元
除稅前溢利	**249,166**	600,538
按平均所得稅稅率 21.5%（二零零三年：22.1%）計算之稅項	**53,649**	132,855
就稅務而言毋須課稅收入之稅務影響	**(394)**	(1,859)
就稅務而言不能扣稅開支之稅務影響	**13,632**	11,930
未確認之稅務虧損之稅務影響	**23**	119
中國附屬公司獲得之稅務豁免及寬減之影響	**(29,117)**	(38,357)
合營企業獲得之稅務豁免及寬減之影響	**(493)**	(764)
中國附屬公司獲得之稅項抵免／退稅	**(22,133)**	(5,697)
過往年度超額撥備	**(11,393)**	(3,249)
本年度之稅項支出	**3,774**	94,978

附註： 截至二零零四年及二零零三年十二月三十一日止年度之平均所得稅乃根據有關之除稅前純利及中國不同地區及行業之法定稅率計算之加權平均稅項。

於本年度或於結算日，概無任何尚未撥備之重大遞延稅項。

9. 股息

	二零零四年 千港元	二零零三年 千港元
已付中期股息每股 7.0 港仙	–	107,669
擬派末期股息每股 7.0 港仙	–	107,669
	–	215,338

董事會不建議派發截至二零零四年十二月三十一日止年度之股息。

8. 所得稅開支

	二零零四年 *千港元*	二零零三年 *千港元*
稅項支出包括：		
中國企業所得稅		
– 本年度	**36,711**	102,862
– 過往年度超額撥備	**(11,393)**	(3,249)
– 稅項抵免／退稅	**(22,133)**	(5,697)
本公司及其附屬公司應佔之稅項	**3,185**	93,916
應佔合營企業稅項	**589**	1,062
	3,774	94,978

由於本公司或其香港附屬公司在年內並無應課稅溢利，故無須繳付香港利得稅。

其他司法權區之稅項乃按有關司法權區當時之稅率計算。

根據有關中國法律和法規，本集團若干中國附屬公司及其合營企業於最初獲利年度起可獲豁免及寬減中國所得稅。

此外，根據有關稅務當局給予之批准，本集團若干附屬公司基於下列主要原因獲得稅項抵免／退稅：

本公司一間附屬公司將若干可供分派儲備以出資形式再投資於一間於中國新成立之附屬公司以代替向其海外股東作出分派，從而享有退稅。

稅項抵免乃因本集團若干附屬公司採購在中國製造之機器及設備而享有。該等稅項抵免乃按有關稅務當局批核之合資格機器及設備之成本之40%計算。該等抵免可用以對銷有關附屬公司目前及未來之稅項開支，但須符合有關稅務當局各項批准所指定之若干條件。

本年度之稅項支出乃指已計及上述之稅務優惠之所得稅撥備。

7. 董事酬金及員工酬金（續）

董事酬金介乎下列範圍：

	二零零四年 董事人數	二零零三年 董事人數
無至 1,000,000 港元	**8**	7
1,500,001 港元至 2,000,000 港元	**–**	1
2,000,001 港元至 2,500,000 港元	**1**	1
2,500,001 港元至 3,000,000 港元	**1**	1
3,000,001 港元至 3,500,000 港元	**1**	–

附註： 考績獎金乃由管理層酌情釐定。

員工

本集團最高薪酬之五名人士中，其中四名（二零零三年：四名）為本公司董事，其酬金已於上文列出。最高薪酬人士及四名最高薪酬董事之酬金如下：

	二零零四年 *千港元*	二零零三年 *千港元*
袍金	**180**	240
薪金及其他福利	**7,175**	5,074
考績獎金	**2,020**	2,983
退休福利計劃供款	**262**	36
	9,637	8,333

	二零零四年 人數	二零零三年 人數
餘下最高薪酬人士之酬金介乎下列範圍：		
無至 1,000,000 港元	**1**	–
1,000,001 港元至 1,500,000 港元	**–**	1
	1	1

於本年度內，本集團概無向五名最高薪酬人士（包括董事）（二零零三年：五名）支付作為鼓勵加入或於加入本集團時或補償離職之款項。於本年度內概無董事放棄任何酬金。

6. 財務費用

	二零零四年 *千港元*	二零零三年 *千港元*
銀行貸款安排費用	**1,364**	333
利息：		
– 須於五年內悉數償還之銀行貸款	**13,937**	17,853
– 須於五年內悉數償還之關連人士其他貸款（*附註 34(I)*）	**3,283**	980
– 無追索權之貼現應收票據	**12,714**	6,195
借貸成本總額	**31,298**	25,361
減：在建工程資本化之利息	**(3,339)**	–
	27,959	25,361

年內之資本化借貸成本乃於一般借貸總額中產生，並以合資格資產之開支按資本化率 2.6% 計算。

7. 董事酬金及員工酬金

	二零零四年 *千港元*	二零零三年 *千港元*
董事		
董事袍金：		
執行	**300**	380
非執行	**60**	–
獨立非執行	**420**	360
	780	740
執行董事之其他酬金：		
薪金及其他福利	**6,897**	4,520
考績獎金（*附註*）	**2,153**	2,755
退休福利計劃供款	**243**	24
	10,073	8,039

4. 營業額及分類資料（續）

業務分類（續）

本集團之業務位於中國，下表載列本集團按地區市場劃分之銷售額分析：

	營業額	
	二零零四年	二零零三年
	千港元	*千港元*
中國	**1,793,805**	1,801,751
中國以外之亞洲地區	**268,898**	278,619
歐洲	**188,396**	178,656
美洲	**171,874**	130,881
其他地區	**27,676**	88,519
	2,450,649	2,478,426

由於分類資產及資本開支賬面值之90%以上位於中國或於中國產生，故無呈列該等數額之分析。

5. 經營溢利

	二零零四年	二零零三年
	千港元	*千港元*
經營溢利已扣除：		
員工成本（包括董事酬金）	**189,938**	170,555
退休福利計劃供款	**36,470**	27,317
員工總成本	**226,408**	197,872
攤銷（計入行政開支）：		
– 無形資產	**12,405**	13,770
– 商譽	**3,183**	3,168
物業、機器及設備之折舊及攤銷	**168,236**	129,024
折舊及攤銷總額	**183,824**	145,962
核數師酬金	**1,480**	1,350
出售物業、機器及設備之虧損	**5,553**	9,030
研究及開發成本	**4,501**	1,870
無形資產減值（計入其他經營開支）	**–**	10,878
並已計入：		
銀行利息收入	**2,454**	1,589

4. 營業額及分類資料（續）

業務分類（續）

按產品劃分之分類資產及分類負債賬面值分析如下：

二零零三年

	原料藥					
	維生素C系列 *千港元*	青霉素系列 *千港元*	頭孢菌素系列 *千港元*	成藥 *千港元*	其他 *千港元*	綜合 *千港元*
資產						
分類資產	771,996	610,855	801,229	525,243	71,898	2,781,221
合營企業權益					21,235	21,235
未分配之公司資產						559,328
綜合總資產						3,361,784
負債						
分類負債	105,829	285,236	263,185	128,432	6,572	789,254
未分配之公司負債						442,561
綜合總負債						1,231,815

	原料藥						
	維生素C系列 *千港元*	青霉素系列 *千港元*	頭孢菌素系列 *千港元*	成藥 *千港元*	其他 *千港元*	公司 *千港元*	綜合 *千港元*
其他資料							
資本開支	213,826	28,529	32,170	43,148	5,488	2,030	325,191
折舊及攤銷	27,295	43,087	53,955	20,345	859	421	145,962
無形資產減值	–	–	10,878	–	–	–	10,878

4. 營業額及分類資料（續）

業務分類（續）

二零零三年

	原料藥						
	維生素C系列 千港元	青霉素系列 千港元	頭孢菌素系列 千港元	成藥 千港元	其他 千港元	對銷 千港元	綜合 千港元
營業額							
對外銷售	684,139	548,955	455,948	786,164	3,220	–	2,478,426
類別間銷售	–	193,327	84,835	–	–	(278,162)	–
營業總額	684,139	742,282	540,783	786,164	3,220	(278,162)	2,478,426

類別間銷售乃按市場價格釐定。

分類業績	349,271	118,011	47,987	124,033	(3,677)		635,625
未分配之公司支出							(17,336)
經營溢利							618,289
財務費用							(25,361)
應佔合營企業溢利					7,610		7,610
除稅前溢利							600,538
所得稅開支							(94,978)
未計少數股東權益前溢利							505,560
少數股東權益							(1,391)
本年度純利							504,169

4. 營業額及分類資料（續）

業務分類（續）

按產品劃分之分類資產及分類負債賬面值分析如下：

二零零四年

	原料藥					
	維生素C系列	青霉素系列	頭孢菌素系列	成藥	其他	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
資產						
分類資產	1,241,475	1,347,706	991,293	806,552	188,427	4,575,453
合營企業權益					24,654	24,654
未分配之公司資產						107,139
綜合總資產						4,707,246
負債						
分類負債	280,761	249,335	238,228	511,793	24,970	1,305,087
未分配之公司負債						1,133,062
綜合總負債						2,438,149

	原料藥						
	維生素C系列	青霉素系列	頭孢菌素系列	成藥	其他	公司	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
其他資料							
資本開支	426,620	660,978	230,017	85,929	72,062	30	1,475,636
折舊及攤銷	42,377	48,617	67,811	22,804	1,570	645	183,824

4. 營業額及分類資料（續）

業務分類（續）

二零零四年

	原料藥						
	維生素C系列 千港元	青霉素系列 千港元	頭孢菌素系列 千港元	成藥 千港元	其他 千港元	對銷 千港元	綜合 千港元
營業額							
對外銷售	626,124	360,782	504,670	947,785	11,288	–	2,450,649
類別間銷售	–	184,779	90,872	–	–	(275,651)	–
營業總額	626,124	545,561	595,542	947,785	11,288	(275,651)	2,450,649

類別間銷售乃按市場價格釐定。

分類業績	189,694	5,307	34,625	67,965	(4,326)		293,265
未分配之公司支出							(20,148)
經營溢利							273,117
財務費用							(27,959)
應佔合營企業溢利					4,008		4,008
除稅前溢利							249,166
所得稅開支							(3,774)
未計少數股東權益前溢利							245,392
少數股東權益							(381)
本年度純利							245,011

3. 主要會計政策（續）

借貸成本

購買、建造或生產合資格資產（即需要一段頗長時間始能達致其擬定用途或出售之資產）直接應計之借貸成本均予以資本化，作為此等資產成本值之一部份。當此等資產大體上已完成可作其擬定用途或出售時即停止將該等借貸成本資本化。特定用於合資格資產之借貸在其尚未支銷時用作短暫投資所賺取之投資收益，乃於已資本化之借貸成本內扣除。

所有其他借貸成本乃於產生之期間確認為開支。

退休福利計劃之供款

向強制性公積金計劃及國家管理的退休福利計劃的供款乃於到期支付時支銷。

經營租約

根據經營租約應付之租金以直線法按有關租約年期自收益表中扣除。

4. 營業額及分類資料

營業額即本集團在年內將貨品售予外間客戶之已收及應收款項淨額，並經扣除增值稅及退貨後列賬。

根據本集團之內部財務呈報方式，本集團以業務分類為基本之呈報方式，而地域分類則為次要之呈報方式。

業務分類

本集團呈報之基本分類資料以產品劃分，即原料藥（包括維生素C系列、青霉素系列及頭孢菌素系列）、成藥及其他。此等產品之分類資料呈列如下：

3. 主要會計政策（續）

存貨

存貨按成本與可變現淨值兩者之較低值列賬。成本按加權平均法計算。

外幣換算

外幣交易最初按交易日期之滙率或合約結算滙率換算。以外幣結算之貨幣資產及負債按結算日之滙率再行換算。因滙兌而引起之盈虧撥入年內之純利或虧損淨額。

於綜合賬目時，本集團在中國之附屬公司及合營企業之資產與負債均按有關結算日之滙率換算。收支項目乃按年內中國人民銀行所報之平均滙率換算。所產生之滙兌差額（如有）乃歸類為股本並撥入本集團之滙兌儲備。該等滙兌差額乃於有關業務出售之期內確認為收益或開支。

稅項

所得稅支出指當期應付稅項及遞延稅項。

當期應付稅項按年內應課稅溢利計算。應課稅溢利與收入報表所報純利不同，此乃由於其不包括在其他年度應課稅或可扣減之收入或支出項目，亦不包括收入報表內永不課稅或扣減之項目。

遞延稅項指就財務報表內資產及負債賬面值與用於計算應課稅溢利之相應稅基兩者之差異而預期須支付或可收回之稅項，並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅暫時差異確認，而遞延稅項資產則限於較可能於日後取得應課稅溢利，並可用以抵銷可扣減暫時差異時確認。若暫時差異因商譽或因於一項既不影響應課稅溢利亦不影響會計溢利之交易（業務合併除外）中開始確認其他資產及負債而引致，則不會確認該等資產及負債。

遞延稅務負債乃就附屬公司投資及合營企業權益產生之應課稅暫時差異而確認，惟倘本集團能夠控制該等暫時差異之回轉及該等暫時差異預料不會在可見將來回轉則屬例外。

遞延稅項資產之賬面值於每個結算日均作檢討，並在不大可能再有足夠應課稅溢利收回全部或部份資產時減少。

遞延稅項乃按預期於負債償還或資產變現期間之適用稅率計算。遞延稅項會扣自或計入收益表，惟有關直接扣自或計入股本之項目，則有關之遞延稅項亦會於股本中處理。

3. 主要會計政策（續）

物業、機器及設備（續）

折舊及攤銷乃根據物業、機器及設備（在建工程除外）之預計可使用年期並經計及其估計剩餘價值後，以直線法撇銷其成本而撥備，折舊之年率如下：

在中國之樓宇	3.3% – 5%
機器設備	5% – 10%
傢俬、裝置及辦公室設備	20%
汽車	20%

土地使用權之成本乃以直線法按使用權之期限攤銷。

資產出售或停止使用所產生之盈虧乃按資產出售所得收入與賬面值之差額計算，並列入收益表內。

無形資產

知識產權成本最初按成本值入賬，然後以直線法按估計可使用年期攤銷。

公用服務使用權之成本最初按成本值入賬，然後以直線法按估計可使用年期攤銷。

研究及開發成本

研究事務之支出於出現之期間確認為開支。

因開發支出所產生而源自內部之無形資產，僅於明確界定項目之開發成本預料會從日後之商業活動中收回時確認。所產生之資產按估計可使用年期以直線法攤銷。

倘並無確認源自內部之無形資產，開發支出於出現之期間確認為開支。

減值

每逢結算日，本集團會審定其有形及無形資產之賬面值，以確定有否跡象顯示此等資產出現減值虧損。如果某項資產可收回之數額估計會低於其賬面值，該項資產之賬面值會削減至可收回之數額。減值虧損即時確認為開支。

如減值虧損其後撥回，則資產之賬面值將增加至修訂後之估計可收回數額，惟增加後之賬面值不得超過假設過往年度並無確認該資產之減值虧損所計算之賬面值。撥回之減值虧損即時確認為收益。

3. **主要會計政策（續）**

商譽（續）

於二零零一年一月一日前之收購產生之商譽繼續保留於儲備內，並於出售有關附屬公司或確定商譽減值時於收益表扣除。

於二零零一年一月一日後之收購產生之商譽予以資本化，並於可使用經濟年期內按直線法攤銷。收購附屬公司產生之商譽在資產負債表中分項列報。

收入之確認

銷售貨品乃於貨品交付及所有權轉移後方予以確認。

利息收入按時間基準參照未償還本金及適用利率計算。

服務收入於提供服務時確認。

投資所得之股息收入於股東可收取該等款項之權利確立時確認。

於附屬公司之投資

於附屬公司之投資按成本減任何已知之減值虧損列入本公司之資產負債表內。

合營企業

合營企業指涉及一間獨立企業之成立而各合營方均持有權益之合營安排。

本集團在合營企業之權益乃列入綜合資產負債表，按本集團應佔有關合營企業資產淨值減任何已知之減值虧損列賬。本集團應佔合營企業之收購後業績乃列入綜合收益表內。

物業、機器及設備

在建工程按成本入賬，包括屬於該等項目之所有建築成本及其他直接成本，當中包括資本化之借貸成本。在建工程在完工前不作折舊。完竣之在建工程成本撥入物業、機器及設備之有關類別。

物業、機器及設備（在建工程除外）按成本減累計折舊、攤銷及累計減值虧損入賬。

1. 一般事項及財務報表之編製基準

本公司為香港註冊成立之公眾上市有限公司，其股份於香港聯合交易所有限公司（「聯交所」）上市。

本公司之最終控股公司為根據中華人民共和國（「中國」）法律成立之國有企業石家莊製藥集團有限公司（「石藥公司」）。石藥公司連同其控制之公司（本集團成員公司除外）以下統稱為「石藥集團」。

本公司之附屬公司主要從事製造及銷售製藥產品。

儘管本集團於二零零四年十二月三十一日之流動負債淨額為79,024,000港元，但董事相信憑藉附註36所披露之本集團可用現有資源及銀行信貸，本集團於可見將來有足夠營運資金在到期時全數應付其財務承擔。因此，本財務報表乃按持續經營基準編製。

2. 最近頒佈之會計準則可能產生之影響

於二零零四年，香港會計師公會頒佈多項新訂或經修訂之香港會計準則及香港財務報告準則（下文統稱「新財務報告準則」），由二零零五年一月一日或之後開始之會計期間生效。本集團並無在截至二零零四年十二月三十一日止年度之財務報表提前採納該等新財務報告準則。

管理層現正進行評估，尚未確定該等新財務報告準則對其財政狀況及經營業績可能構成之影響。該等新財務報告準則可能改變日後業績及財政狀況之呈列方式。

3. 主要會計政策

財務報表乃根據歷史成本及香港普遍採納之會計原則編製。採納之主要會計政策載列如下：

綜合賬目之基準

綜合財務報表包括本公司及其附屬公司截至每年十二月三十一日止之財務報表。

年內購入或出售之附屬公司之業績，由有效購入日期起或直至有效出售日期止適當列於綜合收益表。

商譽

商譽乃指收購成本高於本集團於收購附屬公司之日應佔已知之資產及負債之公平價值之差額。

綜合現金流動表（續）

截至二零零四年十二月三十一日止年度

	二零零四年 *千港元*	二零零三年 *千港元*
融資活動		
銀行貸款	**959,620**	301,479
償還銀行貸款	**(198,747)**	(622,853)
已付股息	**(107,669)**	(197,802)
（償還最終控股公司款項）最終控股公司貸款	**(46,772)**	101,590
以現金發行股份所得款項（已扣除費用）	–	22,193
來自（用於）融資活動之現金淨額	**606,432**	(395,393)
現金及現金等值增加淨額	**28,147**	148,925
年初之現金及現金等值	**473,199**	324,274
年結之現金及現金等值， 即銀行結存及現金	**501,346**	473,199

綜合現金流動表

截至二零零四年十二月三十一日止年度

	附註	二零零四年 千港元	二零零三年 千港元
經營業務			
經營溢利		**273,117**	618,289
按下列各項調整：			
利息收入		**(2,454)**	(1,589)
折舊與攤銷		**168,236**	129,024
無形資產攤銷		**12,405**	13,770
無形資產減值		**–**	10,878
商譽攤銷		**3,183**	3,168
出售物業、機器及設備之虧損		**5,553**	9,030
營運資金變動前之經營現金流量		**460,040**	782,570
存貨增加		**(161,001)**	(10,739)
應收貿易賬款及其他款項減少（增加）		**24,943**	(10,989)
應收票據減少		**1,146**	29,235
應收關聯公司貿易款項（增加）減少		**(1,325)**	88,517
應收合營企業款項增加		**(4,677)**	(2,644)
應付貿易賬款及其他款項增加		**103,313**	11,608
應付票據增加		**88,695**	257,717
應付關聯公司款項增加		**32,312**	26,111
應付合營企業貿易款項增加		**4,254**	–
來自經營業務之現金		**547,700**	1,171,386
已收利息		**2,454**	1,589
已付利息		**(31,298)**	(25,361)
已付中國所得稅（已扣除退稅）		**(16,462)**	(92,842)
已付少數股東股息		**(561)**	(2,928)
來自經營業務之現金淨額		**501,833**	1,051,844
投資活動			
購買物業、機器及設備		**(1,081,867)**	(323,602)
就收購物業、機器及設備支付之按金		**(47,305)**	(91,570)
已抵押銀行存款減少（增加）		**61,734**	(78,432)
購入附屬公司 （已扣除購入之現金及現金等值）	28	**–**	(17,211)
購買知識產權		**(9,760)**	(1,122)
購買公用服務使用權		**(12,164)**	(467)
償還應收貸款		**795**	795
一間附屬公司之少數股東注資		**1,966**	–
出售物業、機器及設備所得款項		**6,483**	4,083
用於投資活動之現金淨額		**(1,080,118)**	(507,526)

綜合股本權益變動報表

截至二零零四年十二月三十一日止年度

	股本 *千港元* *(附註25)*	股份溢價 *千港元*	商譽儲備 *千港元*	滙兌儲備 *千港元*	非分派 儲備 *千港元*	累計溢利 *千港元*	總額 *千港元*
本集團							
於二零零三年一月一日	150,221	1,098,125	(167,254)	2,692	137,675	571,678	1,793,137
行使購股期權	3,591	18,622	–	–	–	–	22,213
股份發行費用	–	(20)	–	–	–	–	(20)
應佔合營企業之非分派儲備	–	–	–	–	2,988	(2,988)	–
轉撥(已扣除少數股東應佔權益)	–	–	–	–	53,447	(53,447)	–
本年度純利	–	–	–	–	–	504,169	504,169
已付股息	–	–	–	–	–	(197,802)	(197,802)
於二零零三年十二月三十一日	153,812	1,116,727	(167,254)	2,692	194,110	821,610	2,121,697
應佔合營企業之非分派儲備	–	–	–	–	865	(865)	–
轉撥(已扣除少數股東應佔權益)	–	–	–	–	81,359	(81,359)	–
本年度純利	–	–	–	–	–	245,011	245,011
已付股息	–	–	–	–	–	(107,669)	(107,669)
於二零零四年十二月三十一日	153,812	1,116,727	(167,254)	2,692	276,334	876,728	2,259,039
下列公司應佔之儲備							
– 本公司及附屬公司	153,812	1,116,727	(160,130)	2,585	268,976	855,485	2,237,455
– 合營企業	–	–	(7,124)	107	7,358	21,243	21,584
	153,812	1,116,727	(167,254)	2,692	276,334	876,728	2,259,039

附註: 非分派儲備包括根據中華人民共和國(「中國」)法規須自本公司中國附屬公司及合營企業之除稅後溢利中調撥之法定儲備。

資產負債表

於二零零四年十二月三十一日

	附註	二零零四年 千港元	二零零三年 千港元
非流動資產			
物業、機器及設備	11	**1,708**	2,323
於附屬公司之投資	12	**1,161,737**	895,244
應收附屬公司款項	13	**925,128**	780,607
		2,088,573	1,678,174
流動資產			
其他應收款項		**5,629**	5,374
銀行結存及現金		**99,803**	30,864
		105,432	36,238
流動負債			
其他應付款項		**11,700**	8,510
應付最終控股公司款項	34	**54,141**	26,111
應付附屬公司款項	24	**8,323**	–
銀行貸款 — 一年內到期	22	**185,020**	49,980
		259,184	84,601
流動負債淨額		**(153,752)**	(48,363)
總資產減流動負債		**1,934,821**	1,629,811
非流動負債			
銀行貸款 — 一年後到期	22	**490,000**	145,050
		1,444,821	1,484,761
資本及儲備			
股本	25	**153,812**	153,812
儲備	27	**1,291,009**	1,330,949
		1,444,821	1,484,761

董事
蔡東晨

董事
丁二剛

綜合資產負債表 （續）

於二零零四年十二月三十一日

	附註	**二零零四年**	二零零三年
		千港元	*千港元*
資本及儲備			
股本	25	**153,812**	153,812
儲備		**2,105,227**	1,967,885
		2,259,039	2,121,697

第 16 頁至第 54 頁之財務報表於二零零五年四月十一日由董事會核准及批准刊發，並由下列董事代表簽署:

董事
蔡東晨

董事
丁二剛

綜合資產負債表

於二零零四年十二月三十一日

	附註	二零零四年 千港元	二零零三年 千港元
非流動資產			
物業、機器及設備	11	**3,012,604**	1,739,164
無形資產	14	**69,950**	60,431
商譽	15	**55,764**	58,947
於合營企業之權益	16	**24,654**	21,235
應收貸款	17	**655**	1,450
已抵押銀行存款	20	**9,416**	48,494
就收購物業、機器及設備支付之按金		**47,305**	91,570
		3,220,348	2,021,291
流動資產			
存貨	18	**452,855**	291,854
應收貿易賬款及其他款項	19	**413,629**	438,572
應收票據		**90,331**	91,477
應收貸款	17	**795**	795
應收關聯公司貿易款項	34	**3,854**	2,529
應收合營企業款項	34	**16,806**	12,129
已抵押銀行存款	20	**7,282**	29,938
銀行結存及現金		**501,346**	473,199
		1,486,898	1,340,493
流動負債			
應付貿易賬款及其他款項	21	**861,340**	481,091
應付票據		**388,040**	299,345
應付關聯公司款項	34	**58,423**	26,111
應付合營企業貿易款項	34	**4,414**	160
應付稅項		**3,892**	17,169
銀行貸款 — 一年內到期	22	**249,813**	161,299
		1,565,922	985,175
流動（負債）資產淨值		**(79,024)**	355,318
總資產減流動負債		**3,141,324**	2,376,609
少數股東權益		**10,058**	8,272
非流動負債			
最終控股公司貸款	23	**54,818**	101,590
銀行貸款 – 一年後到期	22	**817,409**	145,050
		872,227	246,640
		2,259,039	2,121,697

綜合收益表

截至二零零四年十二月三十一日止年度

	附註	二零零四年 千港元	二零零三年 千港元
營業額	4	**2,450,649**	2,478,426
銷售成本		**(1,819,804)**	(1,553,466)
毛利		**630,845**	924,960
其他經營收入		**14,677**	9,522
分銷成本		**(131,453)**	(94,529)
行政開支		**(230,004)**	(200,193)
其他經營開支		**(10,948)**	(21,471)
經營溢利	5	**273,117**	618,289
財務費用	6	**(27,959)**	(25,361)
應佔合營企業溢利		**4,008**	7,610
除稅前溢利		**249,166**	600,538
所得稅開支	8	**(3,774)**	(94,978)
除少數股東權益前溢利		**245,392**	505,560
少數股東權益		**(381)**	(1,391)
本年度純利		**245,011**	504,169
股息	9	**–**	215,338
每股盈利	10		
基本		**15.93 港仙**	33.27 港仙
攤薄		**不適用**	32.83 港仙

意見

本行認為上述的財務報表均真實與公平地反映　貴公司及　貴集團於二零零四年十二月三十一日的財政狀況及　貴集團截至該日止年度的溢利和現金流量，並已按照《公司條例》妥善編製。

德勤・關黃陳方會計師行
執業會計師

香港，二零零五年四月十一日

Deloitte.
德勤

致中國製藥集團有限公司股東

（於香港註冊成立之有限公司）

本會計師行已完成審核載於第 16 頁至第 54 頁按照香港普遍採納之會計原則編製的財務報表。

董事及核數師的個別責任

《公司條例》規定董事須編製真實與公平的財務報表。在編製該等財務報表時，董事必須貫徹採用合適的會計政策。

本行的責任是根據《公司條例》第 141 條，基於本行審核工作的結果，對該等財務報表表達獨立的意見，並向整體股東作出報告，除此之外並無其他目的。本行概不就本報告書之內容向任何其他人士承擔責任。

意見的基礎

本行是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報表時所作的重大估計和判斷、所釐定的會計政策是否適合　貴公司及　貴集團的具體情況，以及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃和進行審核工作時，均以取得一切本行認為必需的資料及解釋為目標，使本行能獲得充份的憑證，就該等財務報表是否存有重要錯誤陳述，作出合理的確定。在表達意見時，本行亦已衡量該等財務報表所載的資料在整體上是否足夠。本行相信，本行的審核工作已為下列意見建立了合理的基礎。

公眾持股量

根據本公司能取得之公開資料並據董事所知，於本報告書日期，本公司已發行股份有足夠之公眾持有量，不少於上市規則所規定之25%。

核數師

本公司將於股東週年大會上提呈續聘德勤‧關黃陳方會計師行為核數師之決議案。

代表董事會
主席
蔡東晨

香港，二零零五年四月十一日

關連交易（續）

(c) 於二零零四年十二月三十一日，本公司之附屬公司石藥集團河北中潤製藥有限公司（「河北中潤」）、維生藥業（石家莊）有限公司（「維生」）及石藥集團中諾藥業（石家莊）有限公司（「河北中諾」）分別與石藥公司之全資附屬公司石家莊製藥集團進出口貿易有限公司（「石藥進出口公司」）訂立代理協議，據此河北中潤、維生及河北中諾將委聘石藥進出口公司為其代理，為本集團取得海外銷售訂單。河北中潤、維生及河北中諾分別向石藥進出口公司支付之佣金最高達銷售額之4%。各項代理協議乃由二零零五年一月一日起至二零零七年十二月三十一日止為期三年。

上述關連交易及其建議之年度上限其後於本公司在二零零五年二月二十一日舉行之股東特別大會上以普通決議案批准。該等交易已於二零零五年展開，有關詳情已於二零零四年十二月三十一日發出之新聞公佈及二零零五年一月二十四日刊發之通函中披露。

購買、出售或贖回本公司之上市證券

本年度內，本公司或其任何附屬公司概無購買、出售或贖回任何本公司之上市證券。

根據上市規則第13.18條作出之披露

根據三項銀行貸款協議，如石藥公司持有少於40%之本公司已發行股本，將視作未有履行責任。於二零零四年十二月三十一日，該等銀行貸款未償還之本金額為675,020,000港元，而最後一期還款之到期日為二零零八年十二月。

除上文所披露者外，本公司並無其他事項須按上市規則第13.18條之規定而披露。

公司管治

董事認為，本公司在截至二零零四年十二月三十一日止整個年度內已遵守上市規則附錄十四所載之最佳應用守則。本公司設有審核委員會，由本公司一位非執行董事及兩位獨立非執行董事組成。委員會定期與外部核數師及管理層會面以檢討本集團之中期及年度財務報表。

本公司之非執行董事及獨立非執行董事於二零零四年十二月三十一日分別與本公司訂立服務協議，為期兩年。

本公司已採納上市規則附錄十之標準守則為董事進行證券交易之行為守則。經向全體董事個別作出查詢後，本公司確認全體董事均有遵守標準守則規定之準則。

主要股東（續）

主要股東名稱	身份	所持本公司普通股數目	佔已發行股本百分比
石藥公司	實益擁有人及受控制公司	783,316,161 *（附註）*	50.93%
Templeton Investment Counsel, LLC	投資經理	77,078,246	5.01%

附註： 在783,316,161股股份中，石藥公司持有748,436,399股，本公司之執行董事丁二剛先生以石藥公司信託人身份持有25,000,000股，而石藥公司之全資附屬公司中國詩薇製藥有限公司則持有9,879,762股。

除上文所披露者外，據本公司所知，於二零零四年十二月三十一日在本公司股份及相關股份中概無任何其他有關權益或淡倉，於二零零四年十二月三十一日亦概無相當於本公司已發行股本5%或以上之任何其他權益。

關連交易

本年度內須予披露之關連交易詳情載於財務報表附註34(I)。獨立非執行董事認為，該等交易乃本集團按以下方式訂立：

(i) 於本集團日常及一般業務範圍內；

(ii) 按一般商業條款或對本公司股東而言屬公平合理之條款；

(iii) 按規範該等交易之協議條款或不遜於獨立第三者獲提供或開出之條款；及

(iv) 不超逾聯交所同意之有關上限。

此外，本集團於年內訂立下列關連交易：

(a) 於二零零四年十二月三十一日，本公司之全資附屬公司石藥集團中禾製藥（內蒙古）有限公司（「內蒙古中禾」）與石藥公司擁有75%權益之附屬公司河北宏源化工有限公司（「宏源」）訂立採購協議，據此，內蒙古中禾於二零零五年一月一日至二零零七年十二月三十一日向宏源採購化學品，作為生產阿莫西林之原料。

(b) 於二零零四年十二月三十一日，本公司之全資附屬公司石藥集團中潤製藥（內蒙古）有限公司（「內蒙古中潤」）與石藥集團擁有45%權益之聯營公司石藥集團內蒙古中抗糖業有限公司（「中抗糖業」）訂立採購協議，據此內蒙古中潤於二零零五年一月一日至二零零七年十二月三十一日向中抗糖業採購液態葡萄糖及玉米漿，作為生產青霉素產品之原料。

董事之股份、相關股份及債券權益

於二零零四年十二月三十一日，董事及其聯繫人士於本公司及其聯營公司（定義見證券及期貨條例（「證券條例」）第XV部）之股份、相關股份及債券中擁有須記錄於本公司按證券條例第352條存置之登記冊內之權益，或依據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）所載上市公司董事進行證券交易之標準守則（「標準守則」）須知會本公司及聯交所之權益如下：

董事姓名	身份	所持已發行普通股數目	佔本公司已發行股本百分比
蔡東晨先生	實益擁有人	2,000,000	0.13%

除上文所披露者外，於二零零四年十二月三十一日，各董事或其聯繫人士概無在本公司或其任何聯營公司（定義見證券條例第XV部）之股份、相關股份及債券中擁有須記錄於按證券條例第352條存置之登記冊內之權益或淡倉，或依據標準守則須知會本公司及聯交所之權益或淡倉。

購買股份或債券之安排

除財務報表附註26所披露之本公司購股期權計劃外，本公司或其任何控股公司、同集團附屬公司或附屬公司於本年度內概無任何安排，致令本公司董事藉取得本公司或任何其他法人團體之股份或債券而獲得利益。

董事於重大合約上之利益

胡關李羅律師行（李嘉士先生為該律師行之合夥人）向本集團提供專業服務，並就此收取一般酬金。

除上文所披露者外，本公司各董事在本公司或其任何控股公司、同集團附屬公司或附屬公司於年終或年內任何時間仍然生效之重大合約中，概無直接或間接擁有重大利益。

主要股東

於二零零四年十二月三十一日，按本公司根據證券條例第336條存置之主要股東名冊所載，以下股東已知會本公司其於本公司股本持有之有關權益。

董事及高層管理人員個人資料（續）

岳　進

岳先生，四十一歲，於二零零一年獲委任為本公司執行董事。他畢業於中國河北大學，在製藥業擁有超過十五年技術及管理經驗。

姚世安

姚先生，五十五歲，於二零零五年獲委任為本公司執行董事。他畢業於中國北京工商大學，在製藥業擁有超過三十年技術及管理經驗。

紀建明

紀先生，四十二歲，於二零零五年獲委任為本公司執行董事。他畢業於中國河北大學，在製藥業擁有超過二十年技術及管理經驗。

李嘉士

李先生，四十四歲，於一九九六年獲委任為本公司獨立非執行董事，並於二零零四年獲重新任命為非執行董事。他是專業律師及香港一家律師行之合夥人。

霍振興

霍先生，六十九歲，於一九九四年獲委任為本公司獨立非執行董事。他是中國工商銀行河北省分行及石家莊市支行前行長。

齊謀甲

齊先生，七十二歲，於一九九六年獲委任為本公司獨立非執行董事。他為中國國家藥品監督管理局（「中國藥管局」，現稱為中國國家食品藥品監督管理局）前董事，分別於一九七八年及一九八二至一九九四年出任中國藥管局副局長及局長。

郭世昌

郭先生，六十三歲，於二零零四年獲委任為本公司獨立非執行董事。他於一九九三年至二零零二年出任中國河北省人民政府副省長。

陳兆強

陳先生，四十七歲，於二零零四年獲委任為本公司獨立非執行董事。他是合資格會計師，並為安大略省特許會計師公會會員。他持有加拿大安大略省約克大學工商管理碩士學位，在財務及投資方面擁有豐富經驗。

董事及董事之服務合約（續）

非執行董事：

李嘉士　（於二零零四年九月二十四日獲重新任命）

獨立非執行董事：

霍振興
齊謀甲
郭世昌　（於二零零四年二月五日獲委任）
陳兆強　（於二零零四年九月二十四日獲委任）

根據本公司之組織章程第92條，新董事紀建明先生、姚世安先生及陳兆強先生將於應屆股東週年大會上依章告退，惟彼等均願膺選連任。

根據本公司之組織章程第101條，蔡東晨先生、丁二剛先生、魏福民先生及齊謀甲先生將於應屆股東週年大會上依章輪值告退，惟彼等均願膺選連任。

擬在應屆股東週年大會上膺選連任之董事，概無與本公司或其任何附屬公司訂有本集團不可於一年內毋須補償（法定補償除外）而終止之服務合約。

董事及高層管理人員個人資料

蔡東晨

蔡先生，五十一歲，本公司主席，於一九九八年獲委任為本公司執行董事。他亦為本公司之最終控股公司石家莊製藥集團有限公司（「石藥公司」）之主席。蔡先生畢業於中華人民共和國（「中國」）河北財經學院，於一九七二年加入石藥公司。蔡先生在製藥業擁有超過三十年技術及管理經驗。

丁二剛

丁先生，四十四歲，於一九九七年獲委任為本公司執行董事。他畢業於中國河北經貿大學，在製藥業擁有超過十五年管理經驗。

馮振英

馮先生，四十九歲，於二零零三年獲委任為本公司執行董事。他畢業於中國河北化學學院，在製藥業擁有超過二十年技術及管理經驗。

魏福民

魏先生，五十八歲，於一九九四年獲委任為本公司執行董事。他畢業於中國天津工業學院，在製藥業擁有超過三十年技術及管理經驗。

董事會報告書

董事會謹提呈截至二零零四年十二月三十一日止年度之年報及經審核之財務報表。

主要業務

本公司為一間投資控股公司。其附屬公司及一間合營企業之業務詳情分別載於財務報表附註 35 及 16。

主要客戶及供應商

本年度內，本集團向五大客戶銷售及五大供應商採購之總額分別佔本集團之銷售及採購總額少於 30%。

業績及分配

截至二零零四年十二月三十一日止年度之本集團業績載於本年報第 16 頁之綜合收益表及財務報表附註內。

董事會不建議派發股息，並擬保留本年度純利。

物業、機器及設備

本年度內，本集團繼續擴充及改進其原料藥產品及成藥產品之生產設施。有關詳情及本年度內本集團物業、機器及設備之其他變動詳情載於財務報表附註 11。

股本及購股期權

本公司已發行股本及購股期權之變動詳情分別載於財務報表附註 25 及 26。

董事及董事之服務合約

本年度及至本報告日期止之本公司董事為:

執行董事:

蔡東晨（*主席*）	
丁二剛	
馮振英	
魏福民	
岳　進	
紀建明	（於二零零五年二月二十八日獲委任）
姚世安	（於二零零五年二月二十八日獲委任）
曲繼廣	（於二零零四年九月十七日辭任）

僱員

於結算日，本集團共有僱員約9,815人，大部份受僱於國內。本集團繼續因應集團和個別員工的表現向僱員提供具競爭力的薪酬、酌情授予的購股期權及花紅。

致意

本人謹代表董事會在此對年內股東之支持及本公司員工之勤勉深表謝意。

承董事會命
主席
蔡東晨

香港，二零零五年四月十一日

於二零零五年，本集團將致力提高 7-ACA 的生產效率，以增加產量及降低成本。

成藥

面對著激烈的市場競爭及中國政府加強對使用抗生素藥品的監管，多種成藥產品的售價均出現下調，致令本業務的毛利率從二零零三年的 29.3% 降至本年的 23.0%。但本集團成功擴大市場份額，本年的銷售收入比去年增 21%，達 947,800,000 港元。

隨著各種原料藥的生產能力擴大及下游產品的增加，本集團將致力提高成藥業務的市場份額及利潤貢獻。

財務回顧

流動資金及財政狀況

在二零零四年，本集團的經營活動帶來現金流入淨額 501,800,000 港元。由於年內本集團各主要產品的產能均有所擴展，故資本開支達 1,453,700,000 港元，並由本集團的經營現金流量、銀行貸款及庫存現金支付。於二零零四年十二月三十一日，本集團的流動比率為 0.95 比 1。於二零零四年十二月三十一日後，本集團取得長期銀行貸款 140,000,000 港元，令流動比率回復至較穩健水平。年內的應收賬周轉期（應收賬款及應收票據總結餘相對於銷售額（包含在中國內銷的增值稅）的比率）為 59 日。存貨周轉期（存貨結餘相對於銷貨成本的比率）為 91 日。

於二零零四年十二月三十一日，本集團的貸款總額為 1,122,000,000 港元（包括銀行貸款 1,067,200,000 港元及來自最終控股公司的貸款 54,800,000 港元）。貸款總額於四年內到期，其中 249,800,000 港元須於一年內償還，其餘 872,200,000 港元須於一至四年內償還。淨資本負債比率為 27%，乃按結算日本集團的貸款總額扣除銀行結存及現金 518,000,000 港元後除以股東資金而得出。

本集團 60% 的貸款以港元計值，餘下 40% 以人民幣計值。本集團的收入為人民幣或美元。由於該等貨幣之間的滙率比較穩定，故本集團面對的外幣滙率波動有限。

資本承擔及資產抵押

於二零零四年十二月三十一日，本集團就有關購買物業、機器及設備的資本開支承擔為 339,800,000 港元。

於二零零四年十二月三十一日，本集團將一間全資附屬公司的全部股本權益及銀行存款 16,700,000 港元抵押予銀行，作為本集團獲批的若干銀行信貸的抵押。

主 席 報 告 書

本人謹代表董事會呈報截至二零零四年十二月三十一日止年度之年報。

業績及末期股息

於二零零四年，本集團的營業額為 2,450,600,000 港元，比二零零三年下降 1%；而純利為 245,000,000 港元，比二零零三年下降 51%。

董事會不建議派發截至二零零四年十二月三十一日止年度之末期股息（二零零三年：每股 7 港仙）。

業務回顧及展望

維生素 C 系列

年內維生素 C 的產量為 18,434 噸，較去年增加 30%。隨著國內生產商的擴大產能工程相繼完成，維生素 C 的售價亦從二零零三年的偏高水平逐步回落。本年維生素 C 的平均售價為每公斤 4.3 美元，比去年的 5.9 美元下跌 27%，而整個系列的毛利率則從去年的 60.2% 降至本年的 41.8%。

本公司的新生產線已於二零零四年六月竣工，現時的總年產能力已達到 30,000 噸。隨著生產能力的擴大，本集團將全力開拓海外及國內市場，並會增大維生素 C 加工產品的比重。

青霉素系列

年內青霉素的產量為 4,889 噸，較去年減少 7%。由於市場競爭激烈，產品售價仍然處於低水平。於本年，青霉素工業鹽及阿莫西林的平均售價分別為每公斤 9.05 美元及 20.76 美元，整個系列的毛利率從二零零三年的 32.6% 降至本年的 15.9%。但隨著部份國內生產商減產或停產，產品價格亦於二零零四年第四季略為回升。

本公司位於內蒙古的生產線已接近完成，預計可於二零零五年第二季度全面投產。我們將憑著低成本的優勢，進一步擴大市場份額及改善盈利水平。

頭孢菌素系列

年內 7-ACA 的產量為 819 噸，較去年增加 26%。7-ACA 市場於本年相對穩定，而全年 7-ACA 的平均售價為每公斤 85.13 美元，略高於去年的水平。但受到生產成本上漲的影響，整個系列的毛利率從二零零三年的 22.6% 降至本年的 17.8%。

公司架構


中國製藥集團有限公司
100%
天輪投資有限公司
100%
石藥集團中潤製藥（內蒙古）有限公司
100%
石藥集團中禾製藥（內蒙古）有限公司
100%
內蒙古中興源污水處理有限公司
100%
石藥集團河北中潤化工有限公司
100%
維生藥業（石家莊）有限公司
100%
維達藥業（石家莊）有限公司
100%
石藥集團中諾藥業（石家莊）有限公司
100%
金利通有限公司
100%
Unity Pacific Limited
100%
維泰藥業（石家莊）有限公司
100%
Netcom Resources Limited
100%
恩必普藥業有限公司
100%
中奇製藥技術（石家莊）有限公司
100%
Zhongqi Pharmaceutical Technology (S) PTE. Ltd.
79.04%
20.17%
石藥集團河北中潤製藥有限公司
50%
河北華榮製藥有限公司
90%
M2b.com.hk Limited
80%
中國天然藥物有限公司
85%
河北中潤生態環保有限公司

公司資料

董事

執行董事：

蔡東晨（*主席*）
丁二剛
馮振英
紀建明
魏福民
姚世安
岳　進

非執行董事：

李嘉士

獨立非執行董事：

陳兆強
郭世昌
霍振興
齊謀甲

律師

胡關李羅律師行
香港
康樂廣場1號
怡和大廈27樓

核數師

德勤・關黃陳方會計師行
執業會計師
香港
中環干諾道中111號
永安中心26樓

授權代表

丁二剛
魏福民

公司秘書

李嘉士

註冊辦事處

香港
灣仔
港灣道18號
中環廣場
38樓
3805室

股份過戶登記處

秘書商業服務有限公司
香港
灣仔告士打道56號
東亞銀行港灣中心地下

主要往來銀行

中國建設銀行石家莊分行
中國民生銀行石家莊分行
中信嘉華銀行有限公司
香港上海滙豐銀行有限公司
中國工商銀行石家莊分行

證券交易所

香港聯合交易所有限公司

股份代號

1093

目 錄

二 零 零 四 年 年 報

中國製藥集團有限公司
China Pharmaceutical
Group Limited